Exhibit 99.1

THE ACCOMPANYING PROXY STATEMENT DESCRIBES, AMONG OTHER THINGS, A TENDER OFFER FOR ORDINARY SHARES OF RETALIX THAT MAY BE COMMENCED IN THE FUTURE BY THE INVESTORS (AS DEFINED IN THE ACCOMPANYING PROXY STATEMENT).  THE ACCOMPANYING PROXY STATEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. SHAREHOLDERS ARE ENCOURAGED TO READ EACH OF THE TENDER OFFER STATEMENT OF THE INVESTORS AND THE RECOMMENDATION STATEMENT OF RETALIX WHEN EACH BECOMES AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. SHAREHOLDERS MAY OBTAIN THE TENDER OFFER STATEMENT AND THE RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS AT NO CHARGE WHEN THEY ARE AVAILABLE ON THE SEC’S WEB SITE (WWW.SEC.GOV) AND AT NO CHARGE FROM RETALIX AND THE INVESTORS.

RETALIX LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

        Notice is hereby given that an annual meeting of shareholders (the “Meeting”) of Retalix Ltd. (the “Company”) will be held on October 19, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel, for the following purposes:

1.	To re-elect the following members of the Board of Directors of the Company (the “Board of Directors”): Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly, Barry Shaked and Itschak Shrem;

2.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services;

3.	To adopt a new equity incentive plan and to increase the total pool available for issuance under all such plans by 2,000,000 ordinary shares of the Company, par value NIS 1.00 per share (the “Ordinary Shares”);

4.	To approve a share purchase agreement between the Company and the investors named below dated as of September 3, 2009 (the “Share Purchase Agreement”) and the transactions contemplated thereby, including the following related matters, each of which is contingent upon the other:

4.1	a private placement (the “Private Placement”) to the following investors: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company) (the “Investors”) of such number of Ordinary Shares of the Company, at a price per share of $9.10, necessary to cause the Investors to hold an aggregate of 20% of the outstanding Ordinary Shares after the consummation of the transactions contemplated by the Share Purchase Agreement, and the issuance to the Investors of warrants to purchase up to an aggregate of 1,250,000 Ordinary Shares at the consummation of the Private Placement. The number of Ordinary Shares issued to the Investors in the Private Placement will depend on (i) the number of Ordinary Shares (if any) purchased pursuant to the tender offer to be effected by the Investors, if certain conditions are met, for up to 1,550,000 Ordinary Shares (as described herein), (ii) the number of Ordinary Shares (if any) purchased by the Investors from Mr. Barry Shaked, pursuant to a share sale and purchase agreement in respect of 566,740 Ordinary Shares (as described herein) and (iii) the total number of Ordinary Shares issued and outstanding at the closing of the Private Placement;

The issuance and sale of the Ordinary Shares to the Investors in the Private Placement is intended to vest in the Investors severally and jointly holding with Ronex Holdings L.P. (and their respective permitted transferees) 25% or more of the total voting power of the Company, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Israeli Companies Law, 5759-1999 (the “Companies Law”).

4.2	a management services agreement among the Company and the Investors;

4.3	a registration rights agreement among the Company and the Investors;

4.4	other matters contemplated by the Share Purchase Agreement, including:

4.4.1	the amendment and restatement of the Company’s Memorandum of Association and Articles of Association in order to (i) increase the maximum size of the Board of Directors from ten to eleven directors, (ii) allow the election of directors as of a future date and (iii) increase the Company’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares;

4.4.2	the election of the following six directors nominated by the Investors, in lieu of five members of the incumbent Board of Directors, effective immediately following the consummation of the Private Placement: Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor, and the approval of director fees;

Gillon Beck, Ishay Davidi, and Itschak Shrem, if re-elected pursuant to Proposal No. 1, and Dr. Zvi Lieber (external director), Gur Shomron (external director) will remain members of the Board of Directors following the consummation of the Private Placement.

4.4.3	the approval of the separation agreement between the Company, B.G.A.G.S. Shaked Ltd. and Mr. Barry Shaked, the Company’s President and Chief Executive Officer;

4.4.4	the purchase of a “tail” policy with respect to the Company’s directors and officers insurance policy, effective as of the consummation of the Share Purchase Agreement; and

4.4.5	the execution of indemnification agreements with the Company’s directors who shall be elected as of the consummation of the Private Placement and from time to time in the future;

5.	To discuss the financial statements of the Company for the year ended December 31, 2008; and

6.	To act on any other matters as may properly come before the Meeting or any adjournment(s) thereof.

ii

        The Board of Directors, acting upon the unanimous recommendation of the Audit Committee of the Board of Directors (the “Audit Committee”), has reviewed and considered the terms and conditions of the Share Purchase Agreement, has unanimously determined that the Private Placement and the other transactions contemplated under the Share Purchase Agreement are in the best interests of the Company and its shareholders. The Share Purchase Agreement is attached as Appendix B to the enclosed Proxy Statement and we urge you to read it carefully in its entirety. Our financial advisor, Oppenheimer & Co. Inc. (“Oppenheimer”), rendered to the Board of Directors a written opinion, dated September 3, 2009, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Private Placement is fair, from a financial point of view, to the Company. Oppenheimer’s written opinion is attached as Appendix G to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS HAVE UNANIMOUSLY APPROVED AND RECOMMEND THAT YOU VOTE “FOR”THE APPROVAL OF ALL OF THE PROPOSALS, INCLUDING THE PRIVATE PLACEMENT, THE SHARE PURCHASE AGREEMENT AND THE OTHER TRANSACTIONS CONTEMPLATED THEREBY.

        Certain of our shareholders have entered into voting undertakings with the Investors under which those shareholders have agreed, among other things, to vote their Ordinary Shares (representing approximately 24.7% of the outstanding Ordinary Shares as of the date hereof) at the Meeting in favor of the Private Placement. The voting undertakings entered into by such shareholders are described in the enclosed Proxy Statement under the caption “Related Agreements to which the Company is Not a Party-Voting Undertakings”.

        Shareholders of record at the close of business on September 15, 2009 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        The quorum required for the Meeting consists of two or more holders of outstanding Ordinary Shares (present in person or by proxy at the Meeting) and holding Ordinary Shares conferring in the aggregate twenty-five percent (25%) or more of the voting power in the Company. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to October 26, 2009 at the same time and place.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return such document promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder’s shares are held via the Company’s Israeli registrar or in the DTC account of the Tel Aviv Stock Exchange Clearinghouse for trading on the Tel Aviv Stock Exchange, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at 10 Zarhin Street, Ra’anana, Israel, Attention: Director of Investor Relations, together with a proof of ownership (ishur baalut), as of the record date, issued by his, her or its broker. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by the Board of Directors. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Ishay Davidi Chairman of the Board

Dated: September 17, 2009

iii

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 19, 2009

INTRODUCTION

        This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the “Ordinary Shares”), of Retalix Ltd. (“Retalix” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the annual meeting of shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. The Meeting will be held on October 19, 2009 at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel.

        The agenda of the Meeting is as follows:

1.	To re-elect the following members of the Board of Directors: Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly, Barry Shaked and Itschak Shrem;

2.	To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the volume and nature of their services;

3.	To adopt a new equity incentive plan and to increase the total pool available for issuance under all such plans by 2,000,000 Ordinary Shares;

4.	To approve a share purchase agreement between the Company and the investors named below dated as of September 3, 2009 (the “Share Purchase Agreement”) and the transactions contemplated thereby, including the following related matters, each of which is contingent upon the other:

4.1	a private placement (the “Private Placement”) to the following investors: Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company) (the “Investors”) of such number of Ordinary Shares of the Company, at a price per share of $9.10, necessary to cause the Investors to hold an aggregate of 20% of the outstanding Ordinary Shares after the consummation of the transactions contemplated by the Share Purchase Agreement and the issuance to the Investors of warrants to purchase up to an aggregate of 1,250,000 Ordinary Shares at the consummation of the Private Placement. The number of Ordinary Shares issued to the Investors in the Private Placement will depend on (i) the number of Ordinary Shares (if any) purchased pursuant to the tender offer to be effected by the Investors, if certain conditions are met, for up to 1,550,000 Ordinary Shares (as described herein), (ii) the number of Ordinary Shares (if any) purchased by the Investors from Mr. Barry Shaked, pursuant to a share sale and purchase agreement in respect of 566,740 Ordinary Shares (as described herein) and (iii) the total number of Ordinary Shares issued and outstanding at the closing of the Private Placement;

The issuance and sale of the Ordinary Shares to the Investors in the Private Placement is intended to vest in the Investors severally and jointly holding with Ronex Holdings L.P. (and their respective permitted transferees) 25% or more of the total voting power of the Company, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Israeli Companies Law, 5759-1999 (the “Companies Law”).

4.2	a management services agreement among the Company and the Investors;

4.3	a registration rights agreement among the Company and the Investors;

4.4	other matters contemplated by the Share Purchase Agreement, including:

4.4.1	the amendment and restatement of the Company’s Memorandum of Association and Articles of Association in order to (i) increase the maximum size of the Board of Directors from ten to eleven directors, (ii) allow the election of directors as of a future date and (iii) increase the Company’s authorized share capital to NIS 50,000,000 divided into 50,000,000 Ordinary Shares;

4.4.2	the election of the following six directors nominated by the Investors, in lieu of five members of the incumbent Board of Directors, effective immediately following the consummation of the Private Placement: Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor, and the approval of director fees;

Gillon Beck, Ishay Davidi and Itschak Shrem, if re-elected pursuant to Proposal No. 1, and Dr. Zvi Lieber (external director), Gur Shomron (external director), will remain members of the Board of Directors following the consummation of the Private Placement.

4.4.3	the approval of the separation agreement between the Company, B.G.A.G.S. Shaked Ltd. and Mr. Barry Shaked, the Company's President and Chief Executive Officer;

4.4.4	the purchase of a “tail” policy with respect to the Company’s directors and officers insurance policy, effective as of the consummation of the Share Purchase Agreement; and

4.4.5	the execution of indemnification agreements with the Company’s directors who shall be elected as of the consummation of the Private Placement and from time to time in the future;

5.	To discuss the financial statements of the Company for the year ended December 31, 2008; and

6.	To act on any other matters as may properly come before the Meeting or any adjournment(s) thereof.

        The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below.

        A form of proxy for use at the Meeting and a return envelope for the proxy is also enclosed. Proxies must be received by the Company at least 48 hours prior to the time fixed for the Meeting, unless otherwise decided by the Board of Directors. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received, will be voted in favor of all the matters to be presented to the Meeting, as described above.

        On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

        Proxies for use at the Meeting are being made available by the Board of Directors. Only Shareholders of record at the close of business on September 15, 2009 will be entitled to vote at the Meeting. Proxies will be solicited chiefly by mail. In addition, we have retained MacKenzie Partners, Inc., a proxy solicitation firm, to assist in the solicitation. We will pay MacKenzie Partners approximately $7,500 plus reasonable out-of-pocket expenses for its assistance. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        The Company had outstanding on September 15, 2009, 20,406,363 Ordinary Shares. Each Ordinary Share outstanding on the record date is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person, or by proxy entitled to vote, will constitute a quorum at the Meeting. If a quorum is not present by 10:30 a.m. on the date of the Meeting, the Meeting will stand adjourned to October 26, 2009 at the same time and place.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement contain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (except that, with respect to the forward-looking statements in the discussion of the Tender Offer in Proposal No. 4 below, such safe harbor provisions are inapplicable). The statements in this proxy statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this proxy statement and the documents incorporated by reference in this proxy statement, the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “objective,” “plan,” “possible,” “potential,” “project,” “will” and similar expressions identify forward-looking statements. Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements, including the risk factors set forth in Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. Forward-looking statements in this proxy statement express expectations only as of the date they are made. We do not undertake any obligation to update or revise such statements as a result of new information or future events, except as required by applicable law.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS

        The following table sets forth, as of September 15, 2009 (unless otherwise specified), the number of Ordinary Shares owned beneficially by all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares. As of September15, 2009, 20,406,363 Ordinary Shares were outstanding.

Name	Number of Ordinary Shares held (1)(2)	Percentage of outstanding Ordinary Shares (2)

Ronex Holdings, Limited Partnership (3)(4)	3,253,367	15.9%
Migdal Insurance & Financial Holdings Ltd. (5)	2,305,409	11.3%
Barry Shaked (4)(6)	1,426,997	6.9%
Clal Insurance Enterprises Holdings Ltd. and affiliates (7)	1,274,492	6.2%
The Phoenix Insurance Company Ltd. and affiliates (8)	1,192,758	5.8%
Psagot Investment House Ltd. (9)	1,104,487	5.4%
Brian Cooper (4)(10)	751,485	3.7%
The Investors (11)	622,843	3.1%

(1)	Unless otherwise indicated, each person named or included in the group has sole power to vote and sole power to direct the disposition of all Ordinary Shares listed as beneficially owned.

(2)	Amounts include Ordinary Shares that are not currently outstanding but are deemed beneficially owned because of the right to purchase them pursuant to options exercisable on August 31, 2009, or within 60 days thereafter. Pursuant to SEC rules, Ordinary Shares deemed beneficially owned by virtue of an individual’s right to purchase them are also treated as outstanding only when calculating the percent of the class owned by such individual and when determining the percent owned by any group in which the individual is included.

(3)	This information is based on the beneficial ownership statements on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Ronex Holdings, Limited Partnership (“Ronex”) and various affiliated FIMI private equity funds, as last amended on September 15, 2009. Based on the information provided in such statements, the relevant members of the group are: Mr. Barry Shaked, Mr. Brian Cooper (Shaked and Cooper are referred to as the “Founders”, and their address is: c/o Retalix Ltd. 10 Zarhin Street, Ra’anana 43000, Israel), Ronex, Ronex Holdings Ltd., FIMI Opportunity 2005 Ltd., FIMI IV 2007 Ltd., FIMI Israel Opportunity Fund II, Limited Partnership, FIMI Opportunity II Fund, L.P., FIMI Israel Opportunity IV, Limited Partnership, and FIMI Opportunity IV, L.P., Ishay Davidi Management Ltd., Ishay Davidi Holdings Ltd. and Mr. Ishay Davidi. The address of the FIMI entities is: c/o FIMI IV 2007 Ltd., Rubinstein House, 37 Begin Road, Tel Aviv, Israel. Pursuant to the Old Shareholders Agreement described below in footnote no. 4, which has been terminated (except with respect to such matters as are described below), the shared voting power of the entire group is 5,431,849 Ordinary Shares. As described in a beneficial ownership statement on Schedule 13D/A filed with the SEC by Ronex and its affiliates on September 15, 2009, in addition to the 3,253,367 Ordinary Shares currently held by Ronex, Ronex may be deemed to currently have beneficial ownership of the 622,843 Ordinary Shares currently held by the Investors (with respect to which Ronex shares voting power due to the provisions of the Shareholders Agreement with the Investors described in Proposal No. 4 below under the heading “Related Agreements to which the Company is Not a Party – Shareholders Agreement”) and the 2,178,482 Ordinary Shares beneficially owned by the Founders (with respect to which Ronex shares voting power due to the voting commitments applicable thereto under the Founders Purchase Agreements described in Proposal No. 4 below under the heading “Related Agreements to which the Company is Not a Party – Founder Purchase Agreements”). Ronex and its affiliates disclaim beneficial ownership of Ordinary Shares beneficially owned by the Investors and the Founders. Pursuant to the Founders Purchase Agreements and the Shareholders Agreement, respectively, immediately following the consummation of the Private Placement and the Founders Purchase Agreements, Ronex will hold 4,004,852 Ordinary Shares and, in addition, may then be deemed to share beneficial ownership of all Ordinary Shares to be beneficially owned by the Investors as of such time.

(4)	Pursuant to the Shareholders Agreement, dated March 3, 2008, among Ronex, Barry Shaked and Brian Cooper (the “Old Shareholders Agreement”), the parties agreed, among other things, to vote their respective Ordinary Shares for the election to the Board of Directors of four directors designated by Ronex and four directors designated by Messrs. Shaked and Cooper and two external directors, one of whom to be designated by Ronex and the other to be designated by Messrs. Shaked and Cooper. They also agreed to allow Ronex to designate the Chairman of the Board of Directors, subject to certain conditions. The parties to the Old Shareholders Agreement agreed to meet prior to each general meeting of shareholders and to attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties agreed to vote against any proposed changes to our articles of association which will conflict with the provisions of the Old Shareholders Agreement. The Old Shareholders Agreement also contains tag-along and bring-along rights. The foregoing is based upon the Schedule 13D/A filed by the parties on March 3, 2008. By virtue of the Old Shareholders Agreement, each of parties thereto may be deemed to beneficially own all of the 5,429,849 Ordinary Shares held, as of August 31, 2009, by all such parties, representing approximately 26.1% of our outstanding Ordinary Shares (assuming the exercise of Mr. Shaked’s options referenced in footnote 7 below). Each party to the Old Shareholders Agreement has disclaimed beneficial ownership of Ordinary Shares held by any other party. The Old Shareholders Agreement has been terminated (except with respect to the election of directors at the Meeting pursuant to Proposal No. 1) and replaced by the Shareholders Agreement, unless the Founders Purchase Agreements are terminated, in which case the Old Shareholders Agreement will be reinstated.

(5)	Consists of Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal, according to the following allocation: 1,061,076 Ordinary Shares are held by profit participating life assurance accounts; 1,187,307 Ordinary Shares are held by provident funds and companies that manage provident funds; and 57,026 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Migdal does not admit that it is the beneficial owner of any such shares. Migdal is an Israeli public company, with a principal business address at 4 Efal Street, Petach Tikva, Israel. This information is based solely on a letter from Migdal to the Company, dated August 31, 2009. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(6)	Includes 1,035,479 Ordinary Shares and options to purchase up to 391,518 Ordinary Shares, held by Mr. Shaked, directly or indirectly, that were exercisable on August 31, 2009 or within 60 days thereafter. Pursuant to the Shaked Purchase Agreement and the Separation Agreement described in Proposal No. 4 below under the heading “Separation Agreement”, immediately following the consummation of the Private Placement and the Shaked Purchase Agreement, Mr. Shaked will hold 2,000 Ordinary Shares and options to purchase 794,137 Ordinary Shares, all of which will be exercisable.

(7)	Consists of (i) 992,523 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 281,969 Ordinary Shares beneficially held for Clal’s own account. Consequently, Clal does not admit that it beneficially owns such 992,523 Ordinary Shares and none of its affiliates admits that it is the beneficial owner of any of the foregoing shares. Clal, an Israeli public company, is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which in turn is a majority owned subsidiary of IDB Holding Corporation Ltd., an Israeli public company. These companies may be deemed to be controlled by Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Clal’s principal business address is 48 Menachem Begin Street, Tel Aviv, Israel. This information is based solely on a Schedule 13G filed with the SEC by Clal and affiliates thereof, on February 26, 2009.

(8)	Consists of (i) 782,313 Ordinary Shares held by various affiliates of Excellence Nessuah Mutual Fund and (ii) 410,445 Ordinary Shares held by various affiliates of Phoenix Insurance Company Ltd. This information is based solely on a letter from the Phoenix Insurance Company Ltd. to the Company, dated September 7, 2009. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

(9)	Consists of Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Psagot, according to the following allocation: 983,929 Ordinary Shares are held by Psagot Provident Funds Ltd.; 88,702 Ordinary Shares are held by Psagot Exchange Traded Notes Indexes (Trade 2007) Ltd.; and 31,856 Ordinary Shares are held by Psagot Exchange Traded Notes (Trade 2000) Ltd., each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, Psagot does not admit that it is the beneficial owner of any such shares. This information is based solely on a Schedule 13G filed with the SEC by Psagot on August 12, 2009.

(10)	Pursuant to the Cooper Purchase Agreement described in Proposal No. 4 below, immediately following the consummation of the Cooper Purchase Agreement, Mr. Cooper will hold no Ordinary Shares.

(11)	Represents 622,843 Ordinary Shares held by the Investors. In addition, the Investors may be deemed to share beneficial ownership of the 3,253,367 Ordinary Shares held by Ronex (with respect to which the Investors may be deemed to share voting and dispositive power due to the provisions of the Shareholders Agreement) and the 2,178,482 Ordinary Shares beneficially owned by the Founders (with respect to which the Investors may be deemed to share voting and dispositive power due to the voting commitments and transfer restrictions applicable thereto under the Voting Undertakings (as described in Proposal No. 4 below under the heading “Related Agreements to which the Company is Not a Party–Voting Undertakings”) and the Founders Purchase Agreements). Each Investor disclaims beneficial ownership of such Ordinary Shares, except for the portion of the 622,843 Ordinary Shares held by such Investor. Pursuant to oral understandings reached internally among the Investors, all decisions that need to be made by the Investors for purposes of Share Purchase Agreement and other agreements relating to the Ordinary Shares shall be determined by a majority of the five Investors. The foregoing is based on a statement of beneficial ownership on Schedule 13D filed by the Investors with the SEC on September 10, 2009. As described in Proposal No. 4 below, immediately following the consummation of the Private Placement and the Founders Purchase Agreements, the Investors will beneficially own such number of Ordinary Shares as will constitute 20% of the outstanding Ordinary Shares and 1,225,000 Ordinary Shares underlying the Warrants described in Proposal No. 4 below under the heading “Share Purchase Agreement–The Private Placement” and may then be deemed to share beneficial ownership (by virtue of the Shareholders Agreement) of the 4,004,852 Ordinary Shares to be then held by Ronex.

PROPOSALS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1 – ELECTION OF DIRECTORS

        Our directors, other than external directors, are elected at each annual meeting of shareholders. At the Meeting, shareholders will be asked to re-elect each of Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly, Barry Shaked and Itschak Shrem to the Board of Directors, effective as of the close of the Meeting. Each nominee has been recommended by the Audit Committee of the Board of Directors (the “Audit Committee”) acting in the capacity as our Nominating Committee. Except for Mr. Shaked, all of the nominees qualify as “independent directors” under the NASDAQ rules.

        If the Private Placement described in Proposal No. 4 is approved at the Meeting, then certain changes will be made to the Board of Directors upon the consummation of the Private Placement. See Proposal No. 4 under the heading “Share Purchase Agreement–Election of Directors” for more information.

        One of the Company’s “external directors” (as defined under the Companies Law), Dr. Zvi Lieber, was elected in October 2008 and continues to serve a three-year term. The Company’s other external director, Mr. Gur Shomron, was elected in July 2009 and continues to serve a three-year term.

        A brief biography of each nominee is set forth below:

        Gillon Beck has served as a director since March 2008. Mr. Beck has been a Senior Partner and director at FIMI Opportunity Funds since 2003. He also serves as a Director of Inrom Industries Ltd. (Chairman) and its subsidiaries, MDT Micro Diamond Technologies Ltd., Metro Motor Marketing Ltd, TANA Industries (1991) Ltd., Orian S.M. Ltd. (TASE), Gamatronic Electronic Industries Ltd. (TASE), Merhave-Ceramic and Building Materials Center Ltd. (TASE), and H.R. Givon Ltd. Previously he was a director at TAT Technologies LTD (NASDAQ) and Chairman of Medtechnica Ltd. (TASE). He holds a B.Sc. in Industrial Engineering from the Technion, Israel Institute of Technology, and an MBA in Finance from Bar Ilan University.

        Brian Cooper has served as a director since August 1984. From December 1999 to June 2001, Mr. Cooper served as our Vice President, Israeli operations. Mr. Cooper also served as our Chief Financial Officer from August 1984 until December 1999. From 1979 to 1984, Mr. Cooper served as an officer in the Israeli Defense Forces as an economist and programmer. Mr. Cooper has been a director of YCD Multimedia Ltd. since June 2003, a director of Redmatch International Ltd. since October 2007 and a director of GenomeDx Biosciences, Inc. since December 2008. Mr. Cooper holds a B.A. in Economics from Haifa University.

        Ishay Davidi has served as a director since March 2008 and as our Chairman of the Board of Directors since August 2008. Mr. Davidi is the Founder and Chief Executive Officer of each of FIMI IV 2007 Ltd., FIMI Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tefron Ltd., Scope Metals Group Ltd., Inrom Industries Ltd., MDT Micro Diamond Technologies Ltd., Orian S.M. Ltd., Merhav-Ceramic and Building Materials Center Ltd., Ophir Optronics Ltd. and Bagir Group Ltd. Mr. Davidi holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

        Neomi Enoch has served as a director since August 2008. Ms. Enoch is a consultant in the field of company betterment and recovery. From 2003 to 2006, she served as Vice President of Finance of Shufersal Ltd. (TASE: SAE), a leading supermarket chain in Israel. From 1998 to 2003, she served as Vice President of Finance of Partner Communications Company Ltd. (NASDAQ, TASE: PTNR). From 1983 to 1998, she served as Controller and Vice President of Finance of Mul-T-Lock Ltd. Ms. Enoch is a member of the Board of Directors of Blue Square Real Estate Ltd. (TASE: BLSR), Solbar Industries Ltd. (TASE: SLBR), Keter Publishing House Ltd. (TASE: KETR) and Arim Urban Development Ltd. From 2001 to 2003, she served as a member of the Estates Committee, a public committee appointed by Ministry of Justice. From 1999 to 2003, she served as a member of the Advisory Committee and Council to the Bank of Israel. Ms. Enoch holds an M.B.A. from Bradford University and a B.A. in Accounting and Economics from the Tel Aviv University.

        Amnon Lipkin-Shahak has served as a director since April 2002. Since May 2001, Mr. Lipkin-Shahak has served as the Chairman of the Board in the TAHAL Group and as a director in the Kardan Group. Mr. Lipkin-Shahak also serves as a director in El-Al Airlines, Visual Defence and Nilit and as the Chairman of the Executive Committee of the Peres Center for Peace. Between May 1999 and March 2001, Mr. Lipkin-Shahak served as a member of the Israeli parliament (the Knesset). During this period, Mr. Lipkin-Shahak served as a cabinet minister between July 1999 and March 2001. In December 1998, Mr. Lipkin-Shahak retired from his position as the Chief of Staff of the Israeli Defense Forces after thirty-six years of service.

        Ian O’Reilly has served as a director since November 2000. Mr. O’Reilly serves as the Chairman of the Cambridge Building Society and as a director of Atlas Cedar Ltd. From 1991 to 2000, Mr. O’Reilly served as a Group IT Manager at Tesco Stores Ltd. He received a British Computer Society Qualification from the Cambridge College of Arts and Technology.

        Barry Shaked is one of our founders and has served as our President and Chief Executive Officer since our inception in April 1982 and as our Chairman of the Board of Directors from 1982 to 2008. From August 1975 to February 1979, Mr. Shaked served as an officer in the Israeli Defense Forces. He attended the Computer Science School of Bar-Ilan University from 1980 to 1983.

        Itschak Shrem has served as a director since January 2008. Mr. Shrem is Chairman and founder of Shrem Fudim Group, a private banking house publicly traded on the Tel-Aviv Stock Exchange. He also serves as the Chairman of Leader Holdings and Investments Ltd., Polar Communications Ltd. and various affiliated companies. In 1993, Mr. Shrem founded Polaris (now Pitango) venture capital fund. Prior to that, Mr. Shrem spent 15 years at Clal Industries and Investments Ltd. in various capacities, including Chief Operating Officer responsible for the group’s capital markets and insurance businesses. Mr. Shrem holds a B.A. in Economics from Bar-Ilan University and an M.B.A. from Tel-Aviv University.

Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that, Gillon Beck be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Brian Cooper be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Ishay Davidi be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Neomi Enoch be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Amnon Lipkin-Shahak be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Ian O’Reilly be and hereby is re-elected to the Board of Directors, effective immediately;

        RESOLVED, that, Barry Shaked be and hereby is re-elected to the Board of Directors, effective immediately; and

        RESOLVED, that, Itschak Shrem be and hereby is re-elected to the Board of Directors, effective immediately.”

Vote Required

        Approval of these matters will require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolutions.

PROPOSAL 2 – APPOINTMENT OF INDEPENDENT AUDITORS

        At the Meeting, and upon the recommendation of the Audit Committee, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as our independent auditors until the next Annual General Meeting of Shareholders. The shareholders will also be asked to authorize the Board of Directors to fix the remuneration of our independent auditors in accordance with the volume and nature of their services, or to delegate to the Audit Committee to do so, as contemplated by the U.S. Sarbanes-Oxley Act and NASDAQ rules. The auditors have no relationship to us or with any of our affiliates, except as auditors.

        Proposed Resolutions

        It is proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that Kesselman & Kesselman be appointed as the independent auditors of the Company until the Company’s next Annual General Meeting of Shareholders; and

        RESOLVED, that the Board of Directors be authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, or to delegate the Audit Committee thereof to do so.”

Vote Required

        Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolutions.

PROPOSAL 3 – ADOPTION OF EQUITY INCENTIVE PLAN AND INCREASE OF POOL

Introduction

        The Board of Directors has approved a new equity incentive plan named the “Retalix Ltd. 2009 Share Incentive Plan” (the “2009 Plan”) and resolved that all new grants of awards shall be made under the 2009 Plan and not the Company’s Second 1998 Share Option Plan or the Company’s 2004 Israeli Share Option Plan, unless determined otherwise by the Board of Directors. Furthermore, to ensure the availability of awards to attract and retain highly qualified personnel, the Board of Directors increased the total pool of Ordinary Shares available for issuance under all of the Company’s equity incentive plans to by 2, 000,000 Ordinary Shares. The 2009 Plan is substantially similar to the Company’s 2004 Israeli Share Option Plan, as amended, with the addition of an addendum setting forth certain terms of options that may be granted to U.S. employees and service providers, including incentive stock options (“ISOs”). The Company is seeking shareholder approval of the 2009 Plan to be able to grant ISOs to U.S. employees.

Summary of the 2009 Plan

        The following summary of the material features of the 2009 Plan is qualified in its entirety by reference to the complete text of the 2009 Plan, a copy of which is attached to this Proxy Statement as Appendix A. The 2009 Plan permits the issuance of options and restricted stock units (“RSUs”), which are rights to be issued a stated number of shares upon completion of a specified vesting term and payment of the par value of such shares. In this summary of the 2009 Plan, a grant of options or RSUs under the 2009 Plan is referred to as an “Award” or an “Option”, and a recipient of an Award or an Option is referred to as a “Grantee”.

        Effective Date, Purpose, Eligible Individuals and Term. The 2009 Plan was adopted by the Board of Directors and became effective on September 16, 2009. The purpose of the 2009 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary or affiliate thereof (where applicable in this summary of the 2009 Plan, the term “Company” includes any subsidiary or affiliate of the Company), by providing them with opportunities to purchase Ordinary Shares. The 2009 Plan has term of ten years, terminating on September 16, 2019. All Awards outstanding at the time of termination shall continue to have full force and effect in accordance with the provisions of the 2009 Plan and the documents evidencing such Awards.

        Pool of Ordinary Shares. The 2009 Plan reserves a total pool of 11,000,000 Ordinary Shares available for issuance under all of the Company’s incentive plans (subject to any adjustments for stock splits, reverse stock splits, stock dividends and the like). Such number includes Ordinary Shares issued under the Company’s Second 1998 Share Incentive Plan, as amended, and the Company’s 2004 Israeli Share Incentive Plan, as amended, which have an authorized pool of 7,000,000 Ordinary Shares and 2,000,000 Ordinary Shares, respectively. As of September 15, 2009, Awards in respect of 3,361,047 Ordinary Shares were available for grant under all of the Company equity incentive plans, and the adoption of the 2009 Plan increases this amount to 5,361,047 Ordinary Shares. To the extent that an Award terminates or expires, the Ordinary Shares subject to the Award will again become available for grant under the 2009 Plan.

        Administration. The 2009 Plan is administered by a share incentive committee, subject to guidelines determined by the Board of Directors pursuant to applicable law, or by the Board of Directors of the Company (the Board or such committee, as the case may be, the “Compensation Committee”). The Compensation Committee has the power to determine the identity of the Grantees, the terms of the Awards granted, including the exercise price (where applicable), the number of shares subject to each Award, the exercisability of the Option and the form of consideration payable upon such exercise, subject to applicable law and other related matters. In addition, the Compensation Committee may determine rules and provisions as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the 2009 Plan and/or to receive preferential tax treatment in their country of residence, with respect to Awards granted thereunder. The benefits or amounts that may be received or allocated to any individual under the 2009 Plan, as proposed to be amended, are not yet determinable.

        Grant of Awards. Unless determined otherwise by the Compensation Committee, Awards vest over a period of three years in three equal annual installments. The Compensation Committee determines the applicable price of each Award and indicates, with respect to each Award, what is the tax route applicable to such Award. Awards expire 10 years from the date of grant, and terminate before then in case the employment of the Grantee is terminated (or, in the case of a director, when he or she ceases to be a director of the Company and in the case of a consultant or a contractor, at the end of the contractual relationship between the parties). Upon such termination, all unvested portions of the Award terminate, and, depending on the circumstances of the termination, the Grantee has between 15 to 180 days to exercise the vested portion of the Award, provided, however, that in the event the employment of the Grantee is terminated for cause, all Awards granted to such Grantee terminate. Awards also terminate, unless otherwise provided by the Board of Directors, in the event of a proposed dissolution or liquidation of the Company, prior to the consummation of such proposed action.

        Transfer of Awards; Payment of Exercise Price. Awards granted under the 2009 Plan are generally not transferable by the Grantee, and each Award is exercisable during the lifetime of the Grantee only by such Grantee or by such Grantee’s guardian or legal representative. Payment for Ordinary Shares upon the exercise of an Award may be paid in cash or bank’s check or such other method of payment acceptable to the Company. The Company may, on a case by case basis, make an allowance for a cashless exercise, in respect of Options.

        Addendum for U.S. Grantees. The 2009 Plan contains an addendum that sets forth certain terms of Options that may be granted to U.S. employees and service providers (the “Addendum”). The individuals who are eligible to receive Option grants subject to the Addendum are employees, directors and other individuals and entities who are U.S. citizens or who are resident aliens of the United States for U.S. federal tax purposes (collectively, “U.S. Grantees”), and who render services to the management, operation or development of the Company and who have contributed or may be expected to contribute materially to the success of the Company. The Compensation Committee may grant to U.S. Grantees ISOs and/or nonqualified stock options (“NSOs”) under the 2009 Plan. The Compensation Committee determines the number of Ordinary Shares subject to each Award, its exercise price, its duration and the manner and time of exercise. ISOs may be issued only to employees of the Company or of a corporate subsidiary of the Company, and the exercise price must be at least equal to the fair market value of the Ordinary Shares as of the date the Option is granted. Further, an ISO generally must be exercised within ten years of grant.

        Effect of Certain Corporate Transactions. In the event of the occurrence of (1) a sale or other disposition of all or substantially all, as determined by the Board of Directors in its discretion, of the consolidated assets of the Company and its subsidiaries; (2) a sale or other disposition of at least eighty percent (80%) of the outstanding securities of the Company; (3) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or (4) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise (each, a “Corporate Transaction”), in each case involving another corporation or a parent or subsidiary of such other corporation (each, a “Successor Entity”), then, unless otherwise determined by the Board of Directors, immediately prior to the effective date of such Corporate Transaction, each Option shall, at the sole and absolute discretion of the Compensation Committee, either: (x) be substituted for an option to purchase securities of the Successor Entity (the “Successor Entity Option”) such that the Grantee may exercise the Successor Entity Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; (y) be assumed by the Successor Entity such that the Grantee may exercise the Option for such number and class of securities of the Successor Entity which would have been issuable to the Grantee in consummation of such Corporate Transaction, had the Option been exercised immediately prior to the effective date of such Corporate Transaction; or (z) automatically vest in full so that the Option shall, immediately prior to the effective date of the Corporate Transaction, become fully exercisable for all of the Ordinary Shares at that time subject to the Option and may be exercised for any or all of those Ordinary Shares. In the event of a clause (x) or clause (y) action, appropriate adjustments shall be made to the exercise price per Ordinary Share to reflect such action.

        Notwithstanding the foregoing, the Compensation Committee will have full authority and sole discretion to determine that any of the provisions of clauses (x), (y) or (z) above will apply in the event of a Corporate Transaction in which the consideration received by the shareholders of the Company is not solely comprised of securities of the Successor Entity, or in which such consideration is solely cash or assets other than securities of the Successor Entity.

        In the event that all or substantially all of the issued and outstanding share capital of the Company is to be sold (the “Sale”), each Grantee will be obligated to participate in the Sale and sell his or her Ordinary Shares and/or Options in the Company, provided, however, that each such Ordinary Share or Option shall be sold at a price equal to that of any other Ordinary Share sold under the Sale (minus the applicable exercise price), while accounting for changes in such price due to the respective terms of any such Option, and subject to the absolute discretion of the Board of Directors.

        Amendments to the 2009 Plan. The Board of Directors may amend or modify the 2009 Plan at any time and from time to time, provided, however, that no amendment or modification will adversely affect any rights and obligations with respect to outstanding Awards, unless agreed upon by the applicable Grantee.

Israeli Tax Treatment

        The following summary of the Israeli income tax consequences of Awards to Israeli Grantees is general and does not purport to be complete. The 2009 Plan provides for the granting of Awards to employees, directors and consultants under either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”). The Awards granted under the 2009 Plan are all subject to the “capital gains tax route” under Section 102 of the Tax Ordinance.

        Options. The “capital gains tax route” generally provides, in connection with Options, for a reduced tax rate of 25% on gains realized upon the exercise of Options and sale of underlying shares, subject to the fulfillment of certain procedures and conditions including the deposit of such Options (or shares issued upon their exercise) for a requisite period of time with a trustee approved by the Israeli tax authorities. For as long as the shares issued upon exercise of such Options are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the “capital gains tax route,” the Company is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the Options.

        RSUs. RSUs granted under the “capital gains tax route” of Section 102 of the Tax Ordinance are taxed on the date of sale of the underlying shares and/or the date of the release of the RSUs or such underlying shares from trust (rather than on the vesting date of the RSUs). The income of the Grantee on such date is calculated as the fair market value of the shares (or the actual sale price) less the nominal value paid upon the vesting of each RSU. Generally, subject to the fulfillment of the provisions of Section 102 of the Tax Ordinance, under the Capital Gains Tax Route, gains realized from the sale of shares issued upon vesting of RSUs will be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 46% in 2009).  In general, all RSUs granted to Israeli grantees, shares issued upon vesting of such RSUs and any bonus shares issued with respect to such shares will be held in trust by a trustee for the benefit of the grantee for at least 24 months from the date of grant. The RSUs may not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of Awards according to the Capital Gains Tax Route are not met, the benefit attributed to the grantee as a result of the grant of such Awards shall be taxed as ordinary work income at applicable marginal income tax rates (together with other compulsory payments, i.e., health and social insurance payments). Notwithstanding the above, in any event where the purchase price of the shares subject to the RSUs (i.e., the nominal value of the Company’s Ordinary Shares) is less than the fair market value of the shares at the time of grant of the RSU (calculated as the average of the closing market price for our shares for the 30 trading days preceding the date of grant), such amount shall be deemed ordinary income of the grantee, taxed at the applicable marginal tax rate (together with health insurance and social security insurance payments), on the date of sale of the underlying shares and/or the date of the release of such underlying shares from trust. On such date, the Company will be required to withhold applicable tax (and social security and national health insurance charges, if applicable) at source on behalf of the Grantee and may be required to pay social security and national health insurance charges. For as long as the shares issued upon vesting of RSUs are registered in the name of the trustee, the voting rights with respect to such shares shall remain with the trustee. Under the Capital Gains Tax Route, the Company is generally not entitled to recognize a deduction for Israeli tax purposes on the gain recognized by the employee upon sale of the shares underlying the RSUs.

U.S. Tax Treatment

        The following summary of the U.S. federal income tax consequences of Awards to U.S. Grantees is general and does not purport to be complete.

        Options. A Grantee realizes no U.S. taxable income when an NSO is granted. Instead, the difference between the fair market value of the Ordinary Shares acquired pursuant to an exercise of an Option and the exercise price paid is taxed as ordinary compensation income when the Option is exercised. The difference is measured and taxed as of the date of exercise, if the Ordinary Shares are not subject to a “substantial risk of forfeiture,” or as of the date or dates on which the risk terminates in other cases. A Grantee may elect to be taxed on the difference between the exercise price and the fair market value of the Ordinary Shares on the date of exercise, even though some or all of the Ordinary Shares acquired are subject to a substantial risk of forfeiture. Gain on the subsequent sale of the Ordinary Shares acquired by exercise of the Option is taxed as short-term or long-term capital gain, depending on the holding period after exercise. The Company receives no tax deduction on the grant of an NSO, but it is entitled to a tax deduction when the Grantee recognizes ordinary compensation income on or after exercise of the Option, in the same amount as the income recognized by the Grantee.

        Generally, a Grantee incurs no federal income tax liability on either the grant or the exercise of an ISO, although a Grantee will generally have taxable income for alternative minimum tax purposes at the time of exercise equal to the excess of the fair market value of the Ordinary Shares subject to the Option over the exercise price. Provided that the Ordinary Shares are held for at least one year after the date of exercise of the Option and at least two years after its date of grant, any gain realized on a subsequent sale of the Ordinary Shares will be taxed as long-term capital gain. If the Ordinary Shares are disposed of within a shorter period of time, the Grantee will recognize ordinary compensation income in an amount equal to the difference between the sales price and the exercise price or (if less) the difference between the fair market value at the time of exercise and the exercise price. The Company receives no tax deduction on the grant or exercise of an ISO, but it is entitled to a tax deduction if the Grantee recognizes ordinary compensation income on account of a premature disposition of shares acquired on exercise of an ISO, in the same amount and at the same time as the Grantee recognizes income.

        RSUs. A person who receives an RSU grant realizes no U.S. taxable income at the time of grant, but will recognize ordinary income for U.S. tax purposes equal to the value of the Ordinary Shares, less the nominal value paid, at the time such shares are issued.

Proposed Resolution

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, to approve the adoption of the 2009 Plan, including the Addendum thereto and the increase in the total pool of Ordinary Shares available for issuance under all of the Company’s equity incentive plans by 2,000,000 Ordinary Shares.”

Vote Required

        U.S. federal tax law requires shareholder approval as a condition to the issuance of options qualifying as ISOs for U.S. federal tax purposes. Approval of this matter will require the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter. If this proposal is not approved, then the 2009 Plan will be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as ISOs for U.S. federal tax purposes.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4 – APPROVAL OF THE PRIVATE PLACEMENT AND RELATED TRANSACTIONS

Background

        On February 9, 2009, Mr. Eli Gelman, one of the Investors, held an initial meeting with Mr. Barry Shaked, Chief Executive Officer, President and a member of the Board of Directors of the Company, to present and discuss, in a preliminary manner, a potential investment in the Company. The meeting was initiated by Mr. Gelman, who, together with the other Investors, had decided to pursue the possibility of making a strategic investment in the Company, after identifying the Company as the most suitable company where they could bring to bear their collective experience and complementary skills in an Israel-based IT software and services company, after having shown themselves to be one of the strongest, most successful and proven team of investors and senior executives in Israel, in having founded, managed, grown and brought Amdocs Limited (NYSE: DOX) from a start-up company to its position of global market leadership today.

        On February 25, 2009, Mr. Ishay Davidi, the Chairman of the Board of the Company, on the behalf of the Board of Directors, received from the Investors a non-binding letter expressing their interest in acquiring a 20% equity stake in the Company (excluding warrants), via a private placement at a price per share of $9.00, representing an approximate 48.8% premium over the average closing market price of the Ordinary Shares for the prior 90-day period, and a 35.5% premium over the $6.74 per share closing market price of the Ordinary Shares on February 24, 2009, on the NASDAQ Global Select Market. The letter proposed that, as part of the prospective transaction, the Company would also issue to the Investors warrants to purchase the number of Ordinary Shares equal to 30% of the Ordinary Shares to be issued in the transaction, exercisable at an exercise price of $9.00 per share, and that the Investors would enter into voting agreements with other major shareholders of the Company upon the signing of the transaction documentation. The letter emphasized the benefits to the Company of the long-term, strategic nature of the proposed transaction, based on the Investors’ having excelled at bringing Israel-based IT software and services companies to global leadership, which they believed would complement the Company’s untapped potential. Following up on the letter, Mr. Gelman contacted Mr. Davidi and discussed the Investors’ proposal with him.

        On February 26, 2009, the Board of Directors held a meeting and discussed the letter received from the Investors, as well as three unsolicited non-binding indications of interest received at around the same time from three different U.S.-based private equity funds. Such indications of interest proposed an acquisition of the Company at a price per share ranging from $8.00 to $10.00. A representative of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., or Goldfarb, counsel to the Company, explained various legal issues relating to the proposed transactions, including the fiduciary duties of the directors and potential conflicts of interest. At the meeting, the Board of Directors appointed an Advisor Search Committee that was authorized to search for an appropriate professional advisor that could assist the Board of Directors in evaluating the strategic alternatives of the Company. The members of the Advisor Search Committee were Mr. Gillon Beck, Mr. Brian Cooper, Dr. Zvi Lieber and Mr. Itschak Shrem. At that meeting, the Board of Directors determined not to enter into negotiations or due diligence with any potential transaction party until it received the advice of a professional advisor. At the direction of the Board of Directors, Mr. Davidi contacted each of the four potential transaction parties and informed them of the Board’s decision.

        On March 1, 2009, due to reports in the Israeli press regarding the proposals received by the Company, the Company issued a press release in which it confirmed the receipt of the proposals and said that it was evaluating them.

On March 3, 2009, the Advisor Search Committee met and discussed what type of advisor ought to be retained by the Company, the role of such advisor and the pros and cons of particular candidates. Four strategic advisory firms and six financial advisory firms were discussed. During the next week, phone calls and/or meetings were held by members of the Advisor Search Committee with representatives of the various candidates.

        On March 10, 2009, the Advisor Search Committee held a telephonic meeting in which the members reported their respective discussions with the various candidates and discussed the proposals received. The committee decided to invite three financial advisory firms and one strategic advisory firm to make presentations at the next Board of Directors meeting.

        On March 16, 2009, the Board of Directors heard the presentations of representatives of each of the four candidate firms and decided to retain Oppenheimer as its exclusive financial advisor, provided that a reasonable fee arrangement can be agreed upon. Oppenheimer was selected due to its reputation and experience, particularly its focus on middle market companies, such as the Company, its knowledge of the Company’s industry and its experience in the Israeli market. The Board of Directors requested that Oppenheimer perform a strategic review of the operations and financial condition of the Company, as well as an evaluation of the financing and acquisition proposals received.

        On March 23, 2009, the Company and Oppenheimer entered into an engagement letter. The fee arrangement agreed upon included a fixed fee for the strategic review and evaluation, a fixed fee for a fairness opinion, if requested by the Board of Directors, and a fixed fee contingent upon the consummation of a transaction (offset by the previously paid strategic review and evaluation fee and fairness opinion fee, if applicable). The amount of the transaction fee was the same regardless of whether the transaction would ultimately be a financing or an acquisition. Over the subsequent weeks, representatives of Oppenheimer held meetings with representatives of the Company’s management in preparation of their strategic review and evaluation.

        On April 27, 2009, representatives of Oppenheimer presented their strategic review and evaluation to the Board of Directors. The presentation included, among other things, an analysis of the Company’s industry and prospects, the M&A landscape and a comparison of the Company to a group of companies having some similar characteristics based on various criteria. The analysis was to a degree based on two sets of financial projections provided by the Company, one representing a conservative outlook and one representing a more aggressive outlook. The Oppenheimer team reviewed the assumptions underlying each scenario and the resulting Company valuations based on the assumptions made, using several different methodologies. Oppenheimer noted that the ranges for each of the valuation methodologies undertaken varied significantly, but that, based on the information provided and the assumptions made in the conservative scenario, in the aggregate these analyses suggested that a range of values between $12.00 and $15.00 per share might be considered reasonable for a sale of the entire Company at that time. Oppenheimer further noted that the range of values suggested did not reflect any due diligence or other investigation by it, that the range of values could be materially impacted by such due diligence, that the range reflected market conditions on that date and could be materially impacted by changing market, economic, political and business developments between that date and the date of any transaction, that the range of values included numerous subjective judgments including potential synergisms between the Company and a prospective purchaser, and that it had not been asked to contact potential purchasers of the Company to determine their views on whether and the extent to which such synergisms might be obtainable. It should be noted that the Company has not commissioned a more recent valuation of the Company and that, based on business, market and other changes that have occurred subsequent to the preparation of the valuation described above, such as the lower portion of license revenues in the Company’s mix of revenues and the increase in the market values of some of the Company’s comparable companies, such a valuation could result in a higher or lower range of values. Accordingly, the valuation described above may not be indicative of the current or future fair value of the Company.

        At the April 27, 2009 meeting, the Oppenheimer team also reviewed the strategic alternatives presently available to the Company: (i) continuing to pursue the Company’s business plan without effecting any transaction with a third party; (ii) actively seeking to sell the Company to a strategic or financial buyer in an M&A transaction; or (iii) actively seeking a financing transaction with a new investor, with particular reference to the proposal received from the Investors. After discussing the pros and cons of the various alternatives, including the expected difficulty of achieving an adequate price for the whole Company in an M&A transaction under prevailing market and economic conditions, as well as other factors, the Board of Directors decided to explore the proposal made by the Investors. The Board of Directors decided that, since an important aspect of the Investors’ proposal was the added value that the Investors personally offered the Company and its shareholders in terms of post-transaction strategic direction, it should meet with and hear a presentation from the Investors. The Board of Directors asked Oppenheimer to hold a preliminary meeting with the Investors and determine whether, in their view, such a presentation from the Investors would be worthwhile. A representative of Oppenheimer subsequently met with Mr. Gelman and then recommended to the Board of Directors to invite representatives of the Investors to make a presentation to the Board of Directors.

        On May 13, 2009, Messrs. Boaz Dotan, Eli Gelman and Nechemia Lemelbaum, on behalf of the Investors, made a presentation at a meeting of the Board of Directors about the background of each of the Investors, outlining their collective experience in founding, managing, growing and bringing Amdocs Limited from a start-up company to its position of global leadership. They also conveyed, in such presentation, their assessment of the Company based on publicly available information and why they believed that their competencies were well suited for, and could be applied effectively to, the Company. The members of the Board of Directors and representatives of Oppenheimer and Goldfarb also discussed with the Investors the general structure of the proposed transaction. The Investors indicated, among other things, that any transaction with the Company would be contingent upon their entering into a voting agreement with the Company’s principal shareholders. At this meeting, the possibility of whether the Investors would agree to effect a tender offer prior to the consummation of a private placement was also discussed, in order to give the Company’s existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company.

        After the representatives of the Investors left the meeting, the Board of Directors held a discussion and decided that, subject to notice from the Company’s principal shareholders that they have reached an understanding with the Investors regarding shareholder matters, the Company should allow the Investors to commence a due diligence investigation of the Company and should commence negotiations with the Investors regarding the terms of the proposed transaction. The Board of Directors formed a Transaction Committee comprised of three independent directors with no personal interests in the proposed transaction. The Board of Directors authorized the Transaction Committee to negotiate the terms of a transaction with the Investors but retained the final authority to approve any transaction. The Transaction Committee members were Dr. Zvi Lieber, Mr. Amnon Lipkin-Shahak and Mr. Ischak Shrem.

        On June 1, 2009, representatives of the Company and representatives of the Investors agreed to terms of a confidentiality agreement, which included standstill and exclusivity undertakings, and representatives of the Investors visited the Company to hear management presentations. The initial term of the exclusivity period was 30 days and was later extended for an additional 30 days.

        On June 8, 2009, the Transaction Committee met and selected Mr. Shrem to lead the negotiations with the Investors. Messrs. Dotan and Gelman, representing the Investors, then joined the meeting and negotiations on the terms of the transaction ensued.

        On June 10, 2009, Mr. Shrem received, on behalf of the Board of Directors, a non-binding letter from the Investors that updated and supplemented the Investors’ original letter of February 25, 2009 concerning the proposed transaction. In the letter, the Investors raised the purchase price that they offered to pay in the proposed private placement and in a tender offer to $9.10 per share. The letter proposed that the Company issue to the Investors warrants to purchase 1,500,000 Ordinary Shares, half of which with an exercise price of $9.10 per share, one-quarter with an exercise price of $10.10 per share and one-quarter with an exercise price of $11.10 per share. The letter also reflected the Investors’ willingness to acquire a portion of the proposed 20% equity stake in the Company (excluding warrants) directly from Mr. Shaked and to provide management services to the Company in consideration for a customary annual fee.

        On June 22, 2009, at a meeting of the Board of Directors, Mr. Shrem updated the Board of Directors on the status of the negotiations and the structure and financial terms of the proposed transaction with the Investors that had been agreed to thus far. At the meeting, Mr. Shaked informed the Board of Directors that he and Mr. Cooper had agreed to sell their Ordinary Shares to Ronex and/or the Investors at a price of $12.00 per share, to step down from the Board of Directors at the consummation of the proposed private placement and to terminate their existing shareholder agreement with Ronex. Mr. Davidi informed the Board of Directors that Ronex had reached an understanding on the terms of a shareholders agreement with the Investors. After four directors with personal interests in the proposed transaction left the meeting (see below under the heading “Approval of the Audit Committee and Board of Directors – Personal Interests of Directors and Senior Employees”), the Board of Directors discussed the proposed transaction. The Board of Directors authorized the continuation of the negotiations and the documentation of the proposed transaction with the Investors. The Board of Directors also decided to invite the Investors to present their plans for the Company once their due diligence investigation had sufficiently advanced.

        On June 24, 2009, a meeting was held among representatives of Goldfarb and representatives of Meitar Liquornik Geva & Leshem Brandwein, counsel to the Investors, at which the structure and legal terms of the transaction were discussed. Subsequent meetings and conference calls between the law firms were held during the course of the next nine weeks. The terms of the proposed tender offer, pursuant to which the Investors are to offer to purchase Ordinary Shares from the Company’s shareholders, were also discussed and finalized over such period of time. In parallel, counsel to the Investors negotiated the terms of various agreements that they required as conditions to the proposed private placement, with counsel to Ronex and with counsel to Messrs. Cooper and Shaked.

        On July 2, 2009, counsel to the Investors delivered a draft of the Share Purchase Agreement to counsel to the Company. Drafts of this and the other transaction agreements were exchanged and negotiated during the course of the next eight weeks. In parallel, Mr. Shrem, on behalf of the Transaction Committee, and Mr. Gelman, on behalf of the Investors, continued to negotiate the business terms of the proposed transaction.

        On July 19, 2009, at a meeting of the Board of Directors, attended by Messrs. Gelman and Lemelbaum on behalf of the Investors, representatives of Oppenheimer, representatives of Goldfarb, and Mr. Gur Shomron, the nominee for election as an external director of the Company, Mr. Gelman presented the results of the Investors’ due diligence review. The presentation was divided into six main categories: strategy; business; products; services; human resources; and finance, efficiency and operations. The presentation pointed out the Company’s strengths and weaknesses in each area and offered highlights of the Investors’ proposed action plan for improvements. After the representatives of the Investors left the meeting, Mr. Shrem updated the Board of Directors on the status of the negotiations and the remaining unresolved issues.

        Throughout July and August 2009, the various parties revised and finalized all documentation related to the proposed private placement and the related agreements.

        On September 1, 2009, a meeting of the Transaction Committee was held, in which representatives of Oppenheimer and representatives of Goldfarb participated. The terms of the Private Placement, the draft Share Purchase Agreement and the transactions contemplated thereby were reviewed. The Transaction Committee unanimously determined that the proposed transaction is in the best interests of the Company and its shareholders and resolved to recommend to the Audit Committee and the Board of Directors to approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby.

        On September 2, 2009, the Board of Directors held a meeting to consider the Private Placement, the Share Purchase Agreement and transactions contemplated thereby. Also present were representatives of Oppenheimer and representatives of Goldfarb. The four directors with personal interests in the transaction did not participate in the discussion or vote regarding the proposed transaction. The Board of Directors received a detailed summary of the terms of the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby. Mr. Shrem reported that, earlier that day, he and a representative of the Investors agreed to change the exercise price of the warrants that were to have an exercise price of $9.10 per share or $10.10 per share to $9.75 per share. At this meeting, Oppenheimer presented its financial analysis of the terms of the Private Placement and rendered to the Board of Directors an oral opinion (which was confirmed in writing the next day) to the effect that, and based upon and subject to the matters stated therein, the consideration to be paid to the Company in the transaction was fair, from a financial point of view, to the Company. Mr. Shrem reported to the Board of Directors that the Transaction Committee has unanimously determined that the transaction is in the best interests of the Company and its shareholders and unanimously recommended that the Audit Committee and the Board of Directors (i) approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby and (ii) recommend that the shareholders of the Company approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby. After an explanation of the personal interests of certain officers and directors in the proposed transaction and the requirement of Israeli law for Audit Committee approval of the transaction, the meeting of the Board of Directors was temporarily adjourned.

        At such time, the Audit Committee held a meeting, together with representatives of Oppenheimer and representatives of Goldfarb. Following a discussion of various aspects of the proposed transaction, the Audit Committee unanimously determined that the Private Placement is in the best interests of the Company and its shareholders, approved the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby, and recommended that the Board of Directors (i) approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby and (ii) resolve to recommend that the shareholders of the Company approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby.

        Following the meeting of the Audit Committee, the Board of Directors reconvened to vote on the proposed transaction. Mr. Gur Shomron, the Chairman of the Audit Committee, reported on the vote and recommendation of the Audit Committee. The Board of Directors then unanimously (i) determined that the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of the Share Purchase Agreement and the consummation of the Private Placement and the other transactions contemplated by the Share Purchase Agreement, (iii) approved the execution, delivery and performance of the Warrants, the Management Agreement, the Registration Rights Agreement, the Separation Agreement, the Escrow Agreement and indemnification agreements with new directors and the respective transactions contemplated thereby, (iv) directed management to call a meeting of shareholders and to take such other actions as are necessary to complete the Private Placement and the other transactions contemplated by the Share Purchase Agreement and (v) resolved to recommend that the shareholders approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby.

        On September 3, 2009, the transaction agreements were finalized and signed and the Company issued a press release announcing the transaction.

Share Purchase Agreement

        On September 3, 2009, the Company entered into the Share Purchase Agreement with the Investors for the issuance and sale of Ordinary Shares to the Investors and the grant to the Investors of warrants to purchase Ordinary Shares. The transactions contemplated under the Share Purchase Agreement are subject to certain conditions, including the approval of the Company’s shareholders. The following description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, attached hereto as Appendix B.

The Investors

        The Investors are Messrs. Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (individually and via a wholly-owned company), residents of the State of Israel, who together comprise a strong, successful and proven team of investors and senior executives in Israel. They have excelled in many of the business practices required for Israel-based IT software and services companies to achieve global leadership. This group founded, managed, grew and brought Amdocs Limited, a NYSE-listed company, from a start-up company to its position of global market leadership today, with approximately $3 billion of annual revenues, consistent profitability, 17,000 employees and a roster of marquee household names as customers. Under the Share Purchase Agreement, the Investors are permitted to transfer their respective Ordinary Shares and other rights and obligations to one another, their respective relatives and affiliates of the foregoing.

The Private Placement

        The Share Purchase Agreement requires that we issue and sell to the Investors such number of Ordinary Shares (the “Purchased Shares”) as will result in the Investors’ owning an aggregate of 20% of the outstanding Ordinary Shares after the consummation of the transactions contemplated by the Share Purchase Agreement (the “Closing”). The Investors already hold an aggregate of 622,843 Ordinary Shares. The number of Purchased Shares will depend on (i) the number of Ordinary Shares (if any) purchased as a result of the Tender Offer (described below under the heading “–The Tender Offer”) to be effected by the Investors, if certain conditions are met, for up to 1,550,000 Ordinary Shares, (ii) the number of Ordinary Shares (if any) purchased by the Investors from Mr. Barry Shaked pursuant to the Shaked Purchase Agreement (described below under the heading “Related Agreements to which the Company is Not a Party – Founders Purchase Agreements”) in respect of 566,740 Ordinary Shares, and (iii) the total number of Ordinary Shares issued and outstanding at the Closing. The purchase price per share in the Private Placement is $9.10.

        The following examples illustrate the number of Purchased Shares issuable at the Closing based on various possible scenarios, assuming that the number of issued and outstanding Ordinary Shares remains the same from the current time until the Closing:

—	If the Investors effect the Tender Offer and purchase all 1,550,000 Ordinary Shares pursuant to the Tender Offer and 566,740 Ordinary Shares from Barry Shaked, the Investors will hold 2,739,583 Ordinary Shares (including the 622,843 Ordinary Shares already held by the Investors). In order to cause the Investors to reach a holding of 20% of the Company’s outstanding Ordinary Shares, the Company will issue to the Investors 1,677,112 Ordinary Shares in the Private Placement.

—	If the Investors purchase no Ordinary Shares pursuant the Tender Offer and 566,740 Ordinary Shares from Barry Shaked, the Investors will hold 1,189,583 Ordinary Shares (including the 622,843 Ordinary Shares already held by the Investors). In order to cause the Investors to reach a holding of 20% of the Company’s outstanding Ordinary Shares, the Company will need to issue to the Investors 3,614,612 Ordinary Shares in the Private Placement.

—	If the Investors purchase no Ordinary Shares pursuant the Tender Offer and no Ordinary Shares from Barry Shaked (due to certain type of breaches under the Shaked Purchase Agreement or the issuance of an order or judgment creating an encumbrance on the purchased shares thereunder), the Investors will hold 622,843 Ordinary Shares. In order to cause the Investors to reach a holding of 20% of the Company’s outstanding Ordinary Shares, the Company will need to issue to the Investors 4,323,037 Ordinary Shares in the Private Placement

        The Investors also will receive at the Closing, for no additional consideration, warrants (the “Warrants”) to purchase up to an aggregate of 1,250,000 Ordinary Shares (the “Warrant Shares”), as follows:

—	Warrants to purchase up to an aggregate of 625,000 Ordinary Shares, at an exercise price of $9.75 per share, having a term of 3.5 years from the Closing;

—	Warrants to purchase up to an aggregate of 312,500 Ordinary Shares, at an exercise price of $11.10 per share, having a term of 4.5 years from the Closing; and

—	Warrants to purchase up to an aggregate of 312,500 Ordinary Shares, at an exercise price of $12.10 per share, having a term of 4.5 years from the Closing.

        The Ordinary Shares underlying the Warrants would represent between approximately 5.2% to 5.7% of Retalix’s outstanding Ordinary Shares after the Closing (and between approximately 4.9% to 5.4% after giving effect to the issuance of the Warrant Shares), depending on the number of Ordinary Shares actually tendered by shareholders in the Tender Offer and assuming the purchase of Ordinary Shares from Barry Shaked pursuant to the Shaked Purchase Agreement.

        The exercise price of the Warrants may be paid by cash, check, wire transfer or by the cancellation of debt owed by the Company to the holder. In lieu of such payment, the Warrants will also be exercisable by net issue exercise, based on a formula that is tied to the excess of the fair market value of our Ordinary Shares over the exercise price of the Warrants.

        The exercise price of the Warrants and the number and kind of shares issuable upon exercise thereof, will be subject to adjustment as a result of stock splits, stock dividends, reclassifications, spin-offs, split-offs and similar events.

        The Investors will provide representations in the Warrants concerning their status as accredited investors (as defined under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), their investment intent with respect to the purchase of the Warrants and similar representations related to securities laws. In turn, the Company will represent that it will deliver Ordinary Shares underlying the Warrants that are free of restrictive legends as soon as securities law-related transfer restrictions have lapsed. The Company will also agree not to enter into any transaction that will impair the rights of the holders of the Warrants, and to undertake to reserve at all times (while the Warrants are outstanding) a sufficient number of shares (or other securities or property) that are issuable upon exercise of the Warrants.

        The Ordinary Shares underlying the Warrants are to be entitled to registration rights under the Registration Rights Agreement, as described below.

        The Warrants and the Warrant Shares are subject to restrictions on transfer for a period of one year following the Closing. Such restrictions include offers, sales, short sales, pledges and other forms of disposition.

        The Investors will not be entitled to rights as shareholders of our Company with respect to the Warrants until and unless they have exercised the Warrants and acquired underlying Ordinary Shares.

The Tender Offer

        In order to give the Company’s existing shareholders an opportunity to realize value on their investment in the Company and to cash out part or all of their interest in the Company at the same price of the Private Placement, as well as to try to reduce the amount of dilution of the holdings of the Company’s shareholders, with whom the Investors seek to build a long-term, mutually beneficial relationship, that will be caused by the Private Placement, the Investors have agreed to effect a Tender Offer prior to the Private Placement if certain conditions, as set forth below, are met. To the extent that the Investors purchase Ordinary Shares from existing shareholders, the number of Ordinary Shares that we will issue and sell in the Private Placement will be reduced. The Tender Offer will be conditioned only on the concurrent closing of the Private Placement and the absence of legal restraints applicable or deemed applicable to the Tender Offer, the Private Placement, the Founders Purchase Agreements or the respective transactions contemplated thereby.

        As promptly as practicable, but in no event later than five business days after the Meeting, and subject to shareholder approval of the Private Placement and related transactions and the satisfaction or waiver of the conditions set forth below, the Investors are required to commence a Tender Offer to the shareholders of the Company (the “Tender Offer”), for the purchase of up to 1,550,000 Ordinary Shares, representing approximately 7.6% of the outstanding Ordinary Shares as of the date hereof (the “Tender Offer Shares”), at a price per share of $9.10, and for an aggregate purchase price of up to $14,105,000.

        If more than 1,550,000 Ordinary Shares are validly tendered and not properly withdrawn in the Tender Offer, the Investors will purchase 1,550,000 Ordinary Shares on a pro rata basis from all shareholders who have validly tendered their Ordinary Shares and have not properly withdrawn them before the expiration of the Tender Offer. If less than 1,550,000 Ordinary Shares are validly tendered and not properly withdrawn in the Tender Offer, the Investors will purchase all such Ordinary Shares, and the Company will issue and sell to the Investors additional Ordinary Shares in the Private Placement, as described above, resulting in the Investors holding 20% of the Company’s Ordinary Shares following the Closing.

        Since the Ordinary Shares are listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, the Tender Offer will be governed by Regulation 14D of the U.S. Securities and Exchange Commission and the Israeli Securities Regulations (Tender Offer), 5760 – 2000, as amended. The Investors have received from the Israel Securities Authority certain customary exemptions from the Israeli regulations to accommodate a tender offer in both the U.S. and Israeli markets.

        Under the Share Purchase Agreement, commencement of the Tender Offer is subject to satisfaction or waiver of the following material conditions, referred to as the “Pre-Closing”:

—	approval by the Company’s shareholders of the Private Placement and the related transactions in accordance with the Companies Law;

—	the accuracy in all material respects of the Company’s representations and warranties, the accuracy in all respects of the Company’s representations and warranties that are qualified by a “Material Adverse Effect” or other materiality qualification and the compliance by the Company in all material respects with all covenants and obligations required to be performed prior to the commencement of the Tender Offer;

—	there not having occurred any Material Adverse Effect (as defined below under the heading “–Representations and Warranties”) with respect to the Company;

—	the accuracy in all material respects of the Investors’ representations and warranties, the accuracy in all respects of the Investors’ representations and warranties that are qualified by a “Material Adverse Effect” or other materiality qualification and the compliance by the Investors in all material respects with all covenants and obligations required to be performed prior to the commencement of the Tender Offer;

—	no legislation or order by any governmental entities that render the Tender Offer, the Share Purchase Agreement or any of the related agreements or the transactions contemplated thereby illegal;

—	receipt of the approval of (i) the Investment Center of the Israeli Ministry of Industry, Trade and Labor (which has already been received) and (ii) the Israeli Restrictive Trade Practices Authority, or the expiration or termination of the applicable waiting period;

—	delivery into escrow of all required closing deliverables for the Private Placement, including without limitation, the Warrants, the Registration Rights Agreement (as described below under the heading “Registration Rights Agreement”), the Management Agreement (as described below under the heading “Management Services Agreement”) and the purchase price for all the Ordinary Shares to be purchased in the transactions; and

—	each of the Founders Purchase Agreements and the Shareholders Agreement shall have been in full force and effect and all required actions to be taken or satisfied thereunder in order to effect the closing thereof simultaneously with the Pre-Closing shall have been duly taken or satisfied or waived in accordance with their respective terms (except if, pursuant to the terms of the Founders Purchase Agreements, the Closing under the Share Purchase Agreement may be effected without effecting the closing thereunder).

Escrow Agent

        The maximum purchase price payable by the Investors pursuant to the Share Purchase Agreement and the Tender Offer and all other closing deliverables of the parties will be placed in escrow at the Pre-Closing prior to the launch of the Tender Offer.

        Clal Finance Trustees 2007 Ltd. will serve as the escrow agent for all the closing documents and funds to be deposited into escrow at the Pre-Closing under each of the Share Purchase Agreement and Founders Purchase Agreements. For such services, Clal will be paid approximately $5,000 plus reasonable out of pocket expenses, which will be paid by the Company.

        Clal Finance Betucha Investment Management Ltd. will serve as the depositary of the Tender Offer funds. For such services, Clal will be paid approximately $12,000 plus reasonable out of pocket expenses, which will be paid by the Investors.

Transfer Restrictions

        The Purchased Shares and the Tender Offer Shares are subject to restrictions on transfer for a period of two years following the Closing, during which the Investors may not transfer such Ordinary Shares to any third party other than to their permitted transferees. The Warrants and the Warrant Shares are subject to restrictions on transfer for a period of one year following the Closing. Such restrictions include offers, sales, short sales, pledges and other forms of disposition. During the third year following the Closing, the Investors may not transfer the Purchased Shares or the Tender Offer Shares if (i) such transfer would result in any other person holding 25% or more of the outstanding Ordinary Shares following such transfer and (ii) Ronex and the Investors would jointly hold less than 25% of the outstanding Ordinary Shares. For the purpose of computing such percentages, convertible securities are computed on an as-converted basis.

Representations and Warranties

        The Company and the Investors have made representations and warranties customary for a transaction of this type. The Company’s representations and warranties include those with respect to: the organization of the Company; capital structure; subsidiaries; authority to enter into the Share Purchase Agreement and the related agreements; the non-contravention of laws, agreements and other legal obligations as a result of the Share Purchase Agreement; SEC filings since January 1, 2007; accuracy of the financial statements included in the Company’s SEC filings; the absence of certain changes and various liabilities since December 31, 2008; material contracts; the validity of the Company’s title to its material properties and assets; intellectual property; employee matters; relationships with material suppliers and customers; litigation; taxes; insurance matters; compliance with laws; governmental grants, incentives and subsidies; related party transactions; the exemption of the transaction from the applicable registration provisions of securities laws; and brokers’ and finders’ fees; non-public information; and accuracy of representations.

        Some of the Company’s representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Share Purchase Agreement, “Material Adverse Effect” is defined to mean any change, event, fact, violation, inaccuracy, circumstance or effect that, individually or taken together with all other effects occurring or existing at or about the same time, has or could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, properties, assets (tangible and intangible), operations or results of operations of the Company and its subsidiaries; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect:

—	changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which the Company or its subsidiaries conduct a material portion of its business, except to the extent such changes affect the Company and its subsidiaries in a materially disproportionate manner as compared to similarly situated companies or businesses operating in any such country or region;

—	any events, circumstances, changes or effects that affect the industries in which the Company or its subsidiaries conduct a material portion of its business, except to the extent such events, circumstances, changes or effects affect the Company and its subsidiaries in a materially disproportionate manner as compared to similarly situated participants in such industry;

—	any changes in laws applicable to the Company or any of its subsidiaries or any of their respective properties or assets or changes in GAAP, in each case, occurring after the date of the Share Purchase Agreement;

—	acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism (other than such acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its subsidiaries or otherwise disrupt in any material manner the business or operations of the Company or any of its material subsidiaries);

—	any decline in the market price or decrease or increase in the trading volume of the Ordinary Shares;

—	any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period; and

—	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Share Purchase Agreement, the related agreements or the transactions contemplated herein and therein, or the approval thereof.

        The Investors made representations and warranties, severally and not jointly, with respect to: organization of the Investors (in the case of as corporate entity); authority to enter into the Share Purchase Agreement and the related agreements; required consents; absence of conflicts; the Investors’ qualification as accredited investors and non-U.S. persons; availability of funds to consummate the transaction; transfer or resale of the Purchased Shares; and understanding that the Purchased Shares are being sold to the Investors under specific exemptions from registration.

        All of the representations and warranties set forth in the Share Purchase Agreement will survive until the earlier of (i) the termination of the Share Purchase Agreement and (ii) 15 months following the Closing. The Company would not be liable for breach of the Share Purchase Agreement unless the damages of the Investors exceed $500,000 (in which case the Investors shall be indemnified for any amount in excess of $250,000). The maximum amount of the Company’s liability is equal to the purchase price that will be received by the Company in the Private Placement. In no event will any party be liable to other party for indirect or consequential damages.

Conduct of Business; Covenants

        Pursuant to Share Purchase Agreement, until Closing, the Company will be required to operate its business in the ordinary course in substantially the same manner heretofore conducted. The Share Purchase Agreement also contains other covenants imposed upon us with respect to: the removal of restrictive legends from the Purchased Shares and the Warrant Shares upon the lapse of securities law transfer restrictions and the applicable lock-up period described above; the use of reasonable best efforts to obtain all necessary consents and approvals including the shareholder approval sought as part of the Private Placement, approvals required by governmental entities and other third parties; filings with the Israeli Restrictive Trade Practice Authority of notification forms of the transactions contemplated under the Share Purchase Agreement; provision of information and access to files and records; the provision of prompt notice of the commencement of any legal proceeding by or before any governmental entity and keeping the Investors informed of the progress of any such proceeding; confidentiality; the provision of prompt notification to the Investors as to the inaccuracy of any of our representations in the Share Purchase Agreement or the failure to abide by any covenant therein; the right of the Investors to appoint two non-voting observers to the Board of Directors for the period between the shareholder approval of the Private Placement and the Closing; and taking whatever additional actions as are necessary to ensure the consummation of the Private Placement.

Restrictions on Solicitations of Other Offers

        The Share Purchase Agreement provides that from and after the date of the Share Purchase Agreement and until the Closing, the Company shall not, nor shall it authorize or permit the Company or any of its subsidiaries (together, the “Company Group”) or any of its or their respective employees, officers or directors and any agent, investment banker, attorney or other advisor or representative retained by the Company Group, to (i) directly or indirectly solicit, initiate, encourage or induce the making, submission or announcement of any offer or proposal, oral or written, relating to an acquisition transaction; (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any offer or proposal, oral or written, relating to an acquisition transaction; (iii) respond to or engage in discussions with any person with respect to any offer or proposal, oral or written, relating to an acquisition transaction, except as to the existence of these provisions; (iv) approve, endorse or recommend any offer or proposal, oral or written, relating to an acquisition transaction; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition transaction.

        An “acquisition transaction” shall mean any transaction or series of related transactions, other than the transactions contemplated by the Share Purchase Agreement, involving: (i) any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction in which any member of the Company Group is a constituent corporation, and (A) in which a person or “group” (as defined in the United States Securities Exchange Act of 1934, as amended and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 5% of the outstanding securities of any class of voting securities or debt securities of any member of the Company Group; or (B) in which any member of the Company Group issues securities representing more than 5% of the outstanding securities of any class of voting securities of any member of the Company Group or debt securities; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 5% or more of the consolidated net revenues, consolidated net income or consolidated assets (including for this purpose the outstanding equity securities of the Company’s subsidiaries) of the Company Group (but other than in the ordinary course of business consistent with past practice); (iii) any financing transaction (whether debt, equity or a combination thereof, including by way of a purchase or the restructuring of the Company’s existing debts, but other than in the ordinary course of business consistent with past practice); or (iv) any liquidation or dissolution of any material member of the Company Group.

        In addition, the Company shall promptly advise the Investors of any request received by the Company for non-public information which the Company reasonably concludes would lead to an acquisition transaction and the identity of the person or group making any such request. The Company will keep the Investors informed in all respects of the status and details of any such request.

Indemnification and “Tail” Insurance

        Following Closing, the Company will fulfill and honor all of its obligations pursuant to existing indemnification agreements in favor of the current or former directors and officers of the Company and any of its subsidiaries in accordance with their respective terms. Without limiting the foregoing, for a period of seven years following the Closing, the Company will cause the Articles of Association, Certificate of Incorporation and Bylaws of the Company and its subsidiaries to contain provisions with respect to insurance and indemnification that are at least as favorable as the provisions contained in such instruments as of the date of the Closing, and not to amend such provisions in a manner that would adversely affect the rights of the indemnitees described above.

        The Company may purchase at the Closing, a “tail” policy, which shall include “Side A” coverage, from a reputable insurer, with an effective term of seven years from Closing and which covers each of the indemnitees described above. Such policy will contain terms that are otherwise similar to those of the Company’s directors’ and officers’ insurance policy in effect on the execution date of the Share Purchase Agreement.

Closing Conditions

        Consummation of the Private Placement is subject, in addition to receipt of shareholder approval and other conditions required to be satisfied at the Pre-Closing, to the following closing conditions:

—	each of the Founders Purchase Agreement and the Shareholders Agreement shall be in full force and effect and all required actions to be taken or satisfied thereunder in order to effect the closings thereof simultaneously with the Closing shall have been duly taken or satisfied or waived in accordance with their respective terms, and such closings shall occur simultaneously (except if, pursuant to the terms of the Founders Share Purchase Agreements, the Closing may be effected without effecting the closing(s) thereunder);

—	no governmental entities shall have enacted legislation, order or other judgment that render the Share Purchase Agreement, the related agreements or the transactions contemplated thereby illegal; and

—	all closing deliverables shall have been delivered or released from escrow and received by the Investors or the Company, as applicable.

Fees and Expenses

        Within 10 business days following the Closing, the Company shall reimburse the Investors for all costs and expenses incurred by the Investors in connection with the negotiation, execution, delivery and performance of the Share Purchase Agreement and the transactions contemplated thereby, including in connection with the due diligence processes, the negotiations and preparation of definitive agreements, including, without limitation, fees and expenses of the Investors’ counsels and accountants, not to exceed an aggregate amount of $150,000, plus VAT, if applicable. If Closing does not occur, each party shall bear its own fees and expenses.

Termination

        The Share Purchase Agreement may be terminated under various circumstances as set forth therein, including, without limitation:

—	by written agreement of the Company and the Investors;

—	by either party, if, among other things, the Closing has not occurred by December 31, 2009 (such date shall be extended by up to 30 days if the Closing shall not have occurred due to the failure of the closing under a Founders Purchase Agreement to occur due to certain types of breaches thereunder or the issuance of an order or judgment creating an encumbrance on the purchased shares thereunder); the required shareholder approval of the Private Placement has not been obtained at the Meeting; there shall be a final non-appealable order of any governmental entity in effect preventing consummation of the transactions contemplated under the Share Purchase Agreement, or any legislation or order that would make the Share Purchase Agreement or the Private Placement illegal;

—	by the Investors, if any legislation or order could have the effect of limiting or restricting the Investors’ ownership or voting of the Purchased Shares and the Warrant Shares, or if the Company will have breached any representation, covenant or agreement in the Share Purchase Agreement that has the effect of preventing the Closing from taking place which has not been cured within ten days after written notice of such breach; or

—	by the Company, if any legislation or order could have the effect of limiting or restricting the issuance of the Purchased Shares and the Warrant Shares, or if the Investors will have breached any representation, covenant or agreement in the Share Purchase Agreement that has the effect of preventing the Closing from taking place which has not been cured within ten days after written notice of such breach.

Management Services Agreement

        The Company and the Investors also agreed to enter into a management services agreement (the “Management Agreement”) at the Closing. Under the Management Agreement, the Investors will provide management services and advise and provide assistance to the Company’s management concerning the Company’s affairs and business. The Investors are required to devote an aggregate amount of 700 hours per each 12-month period during the term of the Management Agreement, which will be allocated among the Investors.

        In consideration of the performance of the management services, the Company has agreed to pay to the Investors an aggregate annual management services fee in the amount of $240,000, plus value added tax pursuant to applicable law, which will be allocated among the Investors at their discretion. The management services fee will be payable by the Company quarterly in arrears. The Company will also reimburse the Investors for reasonable out-of-pocket expenses incurred by them in connection with the management services.

        The obligations of the Investors under the Management Agreement will be several and not joint, to be borne by each of them according to the portion of the management services fee actually received by each such Investor. The Investors will be subject to customary confidentiality, intellectual property and non-competition undertakings under the Management Agreement.

        The Management Agreement will have an initial term of five years and will be automatically renewed for additional successive one-year terms, unless terminated for any reason by any party during any renewal period, upon thirty days’ advance written notice to the other party prior to expiration of the relevant renewal term.

        A form of the Management Agreement is attached as Appendix C to this Proxy Statement and we urge you to read it carefully in its entirety.

Registration Rights Agreement

        Under a registration rights agreement to be entered into among the Company and the Investors at the Closing (the “Registration Rights Agreement”), the Company may be required by the Investors to register for resale all the Ordinary Shares held by the Investors as of the Closing, including the Ordinary Shares issuable upon exercise of the Warrants (collectively, “registrable shares”). The Registration Rights Agreement includes the following rights, which may be exercised only after one year following the Closing and during the subsequent five-year period:

—	Demand Registration Rights. Subject to certain limitations, holders of a majority of the outstanding registrable shares may demand that a registration statement be filed to register their shares. Such demand registration rights are limited to two registration statements that are filed and declared effective by the SEC.

—	Piggyback Registration Rights. If the Company effectuates a registered offering of securities (except on Form S-8 or a registration relating solely to a Rule 145 transaction on Form F-4), the holders of registrable shares have the right to include their registrable shares in the registration effected pursuant to such offering. The number of piggyback registrations is unlimited.

—	Shelf Registration Rights. Subject to certain exclusions, holders of at least 15% of the registrable shares may demand that a registration statement be filed for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act, to register their shares. Such shelf registration rights are limited to two shelf registration statements that are filed and declared effective by the SEC during any twelve-month.

        All reasonable expenses incurred in connection with any such registration, other than underwriting commissions, shall be borne by the Company. The Company is subject to customary indemnification undertakings with respect to any registration effected on behalf of the Investors. The agreement includes an undertaking by the Investors not to sell any shares during the 10-day period before, and the 90-day period after, the effective date of an underwritten registration by the Company.

        A form of the Registration Rights Agreement is attached as Appendix D to this Proxy Statement and we urge you to read it carefully in its entirety.

Separation Agreement

        Barry Shaked is one of our founders and has served as our President and Chief Executive Officer since our inception in April 1982. In October 2002, our shareholders approved the replacement of the employment agreement with Mr. Shaked with a management services agreement with B.G.A.G.S. Shaked Ltd., a private management company controlled by Mr. Shaked (the “Services Agreement”). This arrangement did not change in any material respect the previous terms of his employment. The term of the management services agreement expires on December 31, 2011.

        Pursuant to the Services Agreement, as compensation for its services to us, Mr. Shaked’s management company receives a monthly management fee of $26,586, linked to the representative exchange rate of the NIS published by the Bank of Israel on the date of each payment. In addition, the management company is entitled to receive an annual bonus based on our attainment of certain performance milestones. For the first $1 million of our net income earned, it is entitled to receive a bonus of $65,000. For each subsequent $1 million s of our net income, it is entitled to receive an additional bonus, which is to be $5,000 less than the prior bonus level, down to $35,000 for $7 million of net income and for each $1 million earned thereafter. If this formula would result in no bonus or a bonus of less than $50,000, our compensation committee is authorized to approve a bonus in the amount of up to $50,000.

        In addition, Mr. Shaked’s management company is entitled to full compensation and benefits during the first three-month period following termination of services in exchange for post-termination cooperation during such period, and to full compensation and benefits also during the second three-month period following termination in exchange for consulting during such period, and an additional payment equal to five months of management fees in the event of termination, other than by the Company for cause.

        Concurrently with the execution of the Share Purchase Agreement, the Company entered into a separation agreement (the “Separation Agreement”) with Mr. Shaked’s management company for the termination of services as our President and Chief Executive Officer, upon the later of (i) December 31, 2009 and (ii) the Closing, unless the parties agree as to the continuation of services beyond such date, in which case the termination date will be postponed accordingly. Mr. Shaked also agreed to the provisions of the Separation Agreement in his personal capacity.

        Pursuant to the Separation Agreement, Mr. Shaked’s management company will continue to receive the monthly fee and other benefits from the Company through the termination date and during the six-month post-termination period. In addition, the management company will be entitled to a payment in the amount of $132,930 (i.e., five monthly fees) to be paid on the termination date, an annual bonus for the year 2009 and an annual bonus for the pro rata portion of the year 2010, if applicable. The annual bonuses will be calculated according to the provisions of the Services Agreement based on net income, excluding special one-time charges.

        The Separation Agreement also provides for a special departure bonus to be paid to Mr. Shaked’s management company in the amount of $200,000. On the termination date, the Company will release the moneys accumulated in the various employee funds maintained by the Company on Mr. Shaked’s behalf, which relate to the period, until 2002, during which Mr. Shaked was an employee of the Company.

        Mr. Shaked currently holds outstanding options to purchase 794,137 Ordinary Shares of the Company, which are detailed in the following table:

Original Grant Date	Total Number of Options	Exercise Price	Expiration Date

1/1/06	194,090	$24.46	31/12/2009
1/1/07	196,135	16.29	31/12/2010
1/1/08	200,014	15.58	31/12/2011
1/1/09	203,898	6.00	31/12/2012

Total	794,137

Under their terms of grant, these options are vested at the grant date, but are blocked in thirds for one year, two years and three years, respectively, and become exercisable immediately upon a change of control of the Company or an agreement regarding a change of control. Pursuant to the Separation Agreement, such options and any additional options that may be granted to him prior to the termination date, will fully vest and become exercisable upon and subject to the Closing, for their original term until their respective expiration dates. For four years following termination, Mr. Shaked will grant the Chairman of the Board of Directors a voting proxy with respect to his Ordinary Shares, to the extent that they constitute more than 2.0% of the outstanding Ordinary Shares.

        The confidentiality and assignment of intellectual property undertakings contained in the Services Agreement will survive the termination of the Services Agreement. Mr. Shaked agreed to extend the non-competition and non-solicitation under his management services agreement period from one year to four years in exchange for a payment of $400,000.

        The Separation Agreement is attached as Appendix E to this Proxy Statement and we urge you to read it carefully in its entirety.

Election of Directors and Related Matters

Election of Directors

        The Board of Directors is currently composed of the following ten directors: Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly, Barry Shaked, Itschak Shrem, Gur Shomron (an external director) and Dr. Zvi Lieber (an external director). All of such directors will stand for re-election at the Meeting pursuant to Proposal No. 1 above, except for the two external directors, whose three-year terms will continue.

        Pursuant to Section 66(b) of the Companies Law, as holders of more than 1% of the Company’s outstanding Ordinary Shares, the Investors have requested that the Company nominate for election at the Meeting the following six individuals: Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor. If elected, such individuals will serve as directors of the Company commencing immediately following the Closing until the Company’s next annual meeting of shareholders. The following incumbent directors will continue to serve beyond the Closing: Gillon Beck, Ishay Davidi and Itschak Shrem, assuming they are re-elected at the Meeting, as well as Gur Shomron and Dr. Zvi Lieber, both external directors. All other incumbent directors will resign at the Closing.

        A brief biography of each nominee of the Investors is set forth below, based on information provided by the Investors:

        Boaz Dotan was a member of the team that founded Amdocs in 1982. At Amdocs he held the position of President and Chief Executive Officer until 1995, at which time he was appointed Chairman of the Board of Directors, and served in that capacity until September 1997. Mr. Dotan has been involved in software systems for over 30 years. Prior to joining Amdocs he worked for Bezeq, the Israel Telecommunication Corp. Ltd., as Manager of the Information Systems Division. Mr. Dotan holds a Bachelor of Science degree in Mathematics and Statistics from Tel Aviv University, Israel.

        Eli Gelman has been a director of Amdocs since 2002. He served as Executive Vice President of Amdocs from 2002 until 2007 and as Amdocs’ Chief Operating Officer from October 2006 until April 2008. Prior to October 2002, he was a Senior Vice President of Amdocs, heading U.S. sales and marketing operations and helped spearhead Amdocs’ entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for Amdocs’ major European and North American installations, and has led several major software development projects. Mr. Gelman has more than 28 years of experience in the software industry, including more than 20 years with Amdocs. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks. Since April 2007, Mr. Gelman has devoted his time to charitable matters focused on youth education. Mr. Gelman holds a Bachelor of Science degree in Electronic Engineering with specialization in Communication and Computers from the Technion-Israel Institute of Technology.

        David Kostman serves as a director of NICE Systems Ltd. (since July 2008, as well as from 2001 until 2007), as Chairman and Chief Executive Officer of Nanoosh LLC, a restaurant operating company, and as a director of J Mendel, LLC and Russell Newman LLC. From 2006 until 2008, Mr. Kostman served as a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman served as Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of Delta Galil Industries Ltd., a NASDAQ-listed apparel manufacturer, and from 2000 until 2002, he served as President of the International Division and Chief Operating Officer of VerticalNet, Inc., a NASDAQ-listed internet and software company. From 1994 until 2000, Mr. Kostman worked in the investment banking division of Lehman Brothers, and from 1992 to 1994, he worked in the investment banking division of NM Rothschild & Sons. Mr. Kostman holds a Master’s degree in Business Administration from INSEAD and Bachelor’s degree in Law from Tel Aviv University.

        Nehemia Lemelbaum has been a director of Amdocs since December 2001 and a manager of investments of EHYN Holdings Ltd., a co-owned company. From 1985 until January 2005, he was a Senior Vice President of Amdocs Management Limited. Mr. Lemelbaum joined Amdocs in 1985, with initial responsibility for U.S. operations. Mr. Lemelbaum led Amdocs’ development of graphic products for the yellow pages industry and later led Amdocs’ development of customer care and billing systems, as well as Amdocs’ penetration into that market. Prior to joining Amdocs, he served for nine years with Contahal Ltd., a leading Israeli software company, first as a senior consultant, and later as Managing Director. From 1967 to 1976, Mr. Lemelbaum was employed by the Ministry of Communications of Israel (the organization that predated Bezeq, the Israel Telecommunication Corp. Ltd.), with responsibility for computer technology in the area of business data processing. Mr. Lemelbaum currently invests in various Israeli and international companies and is the co-founder and benefactor of the Ella Institute for the treatment of melanoma in the Sheba Hospital in Israel. Mr. Lemelbaum holds a Bachelor of Science degree in Mathematics from the Hebrew University of Jerusalem.

        Robert A. Minicucci serves as a director on five corporate boards, including: Alliance Data Systems, Amdocs, Global Knowledge Network Inc. and Paycom Inc., and on the board of trustees of the Domus Foundation and The Choate School. In the past, he has served on over 15 corporate boards and held the position of Chairman of the Board for six of these companies. In 1993, he became a General Partner of Welsh, Carson, Anderson & Stowe, a New York-based private equity firm. In 1992, Mr. Minicucci was named Senior Vice President and Chief Financial Officer of the First Data Corporation. In 1991, became Treasurer and Senior Vice President of The American Express Company. In 1979, Mr. Minicucci joined Lehman Brothers as an associate in the Investment Banking Department working in Corporate Finance and Mergers and Acquisitions, and in 1988 he became a Managing Director and had clients that included American Express, Automatic Data Processing, First Data Corporation and Polaroid. Mr. Minicucci holds a Master of Business Administration degree from Harvard Business School and a Bachelor’s degree from Amherst College.

        Avinoam Naor was a member of the team that founded Amdocs in 1982. At Amdocs, Mr. Naor held the position of Senior Vice President until 1995, when he was appointed President and CEO and held that position until July 2002. In 1998, he led the initial public offering of Amdocs on the New York Stock Exchange and subsequently headed major acquisitions and secondary offerings. Mr. Naor currently serves as a director in a number of private companies. Mr. Naor is closely involved in several community projects, particularly the battle against road accidents and supporting children and youth in distress. Mr. Naor is founder and current chairman of the Or Yarok Association, an association established in 1997 that leads the public agenda in Israel in all that concerns road safety. Since 2008, he has served as a member of the board of directors of the Israel Democracy Institute. Since 2004, Mr. Naor has served as a member of the board of governors of the Jewish Agency for Israel and as co-chairman of the sub-committee for young communities. Mr. Naor holds a Bachelor of Science degree in Computer Sciences from the Technion–Israel Institute of Technology.

Amendments to Articles of Association

        Under the Company’s Amended and Restated Articles of Association, as currently in effect, the Board of Directors shall consist of not less than three not more than ten directors, including two external directors. In order to accommodate their request to nominate six directors, in addition to the five incumbent directors who will continue to serve, the Investors have requested, pursuant to Section 66(b) of the Companies Law, as holders of more than 1% of the outstanding Ordinary Shares, that the Company amend the Amended and Restated Articles of Association to increase the maximum size of the Board of Directors to eleven directors.

        Section 221 of the Companies Law provides that the term of a director commences on the date of his or her election or as of a later date, provided that the articles of association of a company may permit an election that commences in the future. In order to accommodate their request to nominate six directors at the Meeting who would commence their term immediately following the Closing, the Investors have requested, pursuant to Section 66(b) of the Companies Law, as holders of more than 1% of the outstanding Ordinary Shares, that the Company amend its Amended and Restated Articles of Association to allow the election of directors as of a future date.

Indemnification and Insurance

          The new directors, as well as directors who serve from time to time in the future, will receive indemnification agreements from the Company in the same form previously approved by the Company’s shareholders in the annual general meeting held on October 7, 2008. A form of the indemnification agreement is attached as Appendix F to this Proxy Statement and we urge you to read it carefully in its entirety. The Company will purchase and maintain directors’ and officers’ liability insurance pursuant to the guidelines approved by the Company’s shareholders in the annual general meeting held on December 27, 2007.

Director Fees

        At the Meeting, the shareholders will be asked to approve the payment of compensation to directors of the Company who may serve from time to time in the amount of up to $50,000 per year. The actual fee payable to any director, not to exceed such maximum amount, will be negotiated with such director and be subject to the approval of the Audit Committee and the Board of Directors. Any Investor who serves as a director will not be entitled to director fees from the Company. However, he would be entitled to management fees under the Management Agreement described above. The Company’s external directors will continue to be compensated in accordance with the applicable regulations under the Companies Law.

Increase of Authorized Share Capital

Background

        The Company’s Amended and Restated Memorandum of Association and the Company’s Amended and Restated Articles of Association, as currently in effect, provide for an authorized share capital of NIS 30,000,000, divided into 30,000,000 Ordinary Shares. As of September 15, 2009, there were 20,406,363 Ordinary Shares outstanding. In addition, as of such date, and after giving effect to the increase of the pool described above in Proposal No. 3, (i) approximately 7.2 million Ordinary Shares were reserved for issuance pursuant to our equity incentive plan, of which options and restricted share units to acquire approximately 1.9 million Ordinary Shares were outstanding as of that date. Following the issuance by the Company of the Ordinary Shares under the Private Placement and the reservation of authorized and unissued share capital for the issuance of the Warrant Shares and for awards under the Company’s equity incentive plans, the Company would be left with very little reserved and unissued share capital.

        Accordingly, the Board of Directors recommends an increase in the share capital of the Company by NIS 20,000,000, divided into 20,000,000 Ordinary Shares, so that following the increase the Company’s authorized share capital will be NIS 50,000,000, divided into 50,000,000 Ordinary Shares. The new Ordinary Shares will have the same rights and obligations as the existing Ordinary Shares as specified in the Company’s Amended and Restated Articles of Association.

Purposes and Effects of Share Capital Increase

        If the proposed amendment is approved by our shareholders, additional Ordinary Shares will be available for general corporate purposes. The Board of Directors believes that the proposed increase in the number of authorized Ordinary Shares is necessary to provide our Company with the flexibility to pursue opportunities without added delay and expense. The additional Ordinary Shares authorized could be issued, if approved by the Board of Directors, from time to time for any proper corporate purpose, including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business, a split or dividend on then outstanding Ordinary Shares or in connection with any employee equity incentive plan. Any future issuances of authorized Ordinary Shares may be authorized by the Board of Directors without any further action by shareholders, except as required by applicable law. At present, except for the Private Placement, the Company is not engaged in any specific transaction pursuant to which the Ordinary Shares being authorized hereunder would be required to be issued. The issuance of a significant amount of additional authorized shares, however, could result in dilution of the beneficial ownership interests and/or voting power of the Company’s current shareholders.

Related Agreements to which the Company is Not a Party

        The Company is not a party to the agreements described below in this section. However, such agreements were entered into in connection with the Share Purchase Agreement and generally are each contingent upon the other. Moreover, all or a portion of the parties to such agreements are directors of the Company or affiliates thereof, which gives such directors personal interests in the Private Placement. Such directors did not participate in the discussions or vote on the Private Placement and the related transactions in the meetings of the Board of Directors or committees thereof. In addition, the voting provisions set forth in the Shareholders Agreement will likely affect the constitution of the Board of Directors following the Closing. Finally, the undertakings described below under the heading “–Voting Undertakings” may make the approval of this Proposal No. 4 more likely, subject to the requirement described below under the heading “Required Vote” for the separate approval by non-interested shareholders.

Founders Purchase Agreements

        Concurrently with the execution of the Share Purchase Agreement, two share purchase agreements with the Founders were executed: (i) a share sale and purchase agreement among the Investors, Ronex and Mr. Barry Shaked, pursuant to which Mr. Shaked will sell 1,033,479 Ordinary Shares held by him, at a price per share of $12.00, to the Investors and Ronex, such that the Investors will purchase 566,740 Ordinary Shares and Ronex will purchase 466,739 Ordinary Shares (the “Shaked Purchase Agreement”), and (ii) a share sale and purchase agreement between Ronex and Mr. Brian Cooper, pursuant to which Mr. Cooper will sell his entire holdings in the Company, an aggregate of 751,485 Ordinary Shares, at a price per share of $12.00, to Ronex (the “Cooper Purchase Agreement” and together with Shaked Purchase Agreement, the “Founders Purchase Agreements”). Mr. Shaked holds 2,000 Ordinary Shares that are not subject to the Shaked Purchase Agreement.

        The purchase price and closing deliverables under the Founders Purchase Agreements will be delivered at the Pre-Closing to the escrow agent under the escrow agreement and will be released upon closing of such agreements, concurrently with the Closing. Under the Founders Purchase Agreements, Messrs. Shaked and Cooper are subject to certain restrictions on voting and/or beneficially owning shares in the Company for a period of four years from Closing and restrictions on competition and solicitation for a period of four years from Closing.

        Generally, the Closing of the Share Purchase Agreement may not be consummated if the Founders Purchase Agreements are not consummated. Only if the Founders are unable to deliver the Ordinary Shares held by them to the Investors and Ronex, respectively, free and clear of all third party claims, they will be given a 30-day period in which to cure such breach or remove the restraint, and after such 30-day period, the Investors may conduct the Closing without the Investors or Ronex (as the case may be) purchasing the Founders’ Ordinary Shares. In such case the number of Ordinary Shares purchased from the Company by the Investors in the Private Placement will be increased accordingly, in order to cause the Investors to hold 20% of the Company’s outstanding Ordinary Shares immediately following the Closing.

        Effective as of the execution of the Founders Purchase Agreements, the Old Shareholders Agreement between the Founders and Ronex, dated March 3, 2008, has been terminated (except with respect to the election of directors at the Meeting pursuant to Proposal No. 1). The Old Shareholders Agreement will be reinstated if the Founders Purchase Agreements are terminated.

Shareholders Agreement

        The Investors and Ronex entered into a Shareholders Agreement on September 3, 2009 (the “Shareholders Agreement”), effective as of the execution thereof.

        Under the Shareholders Agreement, the Investors and Ronex agreed to vote all Ordinary Shares held by them for the election to the Board of Directors of six directors designated by the Investors and five directors designated by Ronex, including two external directors. Until the second anniversary from Closing, a majority of the Investors will be designated by the Investors to serve on the Board of Directors.

        The Investors and Ronex each have a right of first offer and tag along right with respect to any contemplated sale or transfer of Ordinary Shares representing 5% or more of the outstanding share capital of the Company, subject to certain exceptions and permitted transfers. In the event that such sale or transfer will result in either party holding less than 9% of the issued and outstanding share capital of the Company, such party shall notify the other party of its intentions prior to the consummation of such transaction and if the other party proposes to cause the Company to adopt takeover defense measures, it will vote in favor, and take all necessary action for implementation, of such proposal prior to the consummation of such transaction.

        The tag along rights may not be exercised until the third anniversary of the Closing if as a result of the exercise thereof (i) the proposed purchaser will hold 25% or more of the then issued and outstanding share capital of the Company and (ii) the Investors and Ronex will jointly hold less than 25% of the then issued and outstanding share capital of the Company, in which case the number of Ordinary Shares sold will be proportionately reduced.

        The Investors and Ronex will meet regularly and attempt to reach a unified position with respect to principal issues on the agenda of any meeting of shareholders of the Company. Furthermore, they will appoint a joint shareholders committee for consultation purposes comprised of four members, two of which will be designated by the Investors and two by Ronex, which committee will not bind the Company in any manner.

        Until the earlier of the Closing or the earlier termination of the Shareholders Agreement, Ronex’s Ordinary Shares are subject to restrictions on transfer and Ronex is restricted from soliciting other offers relating to the acquisition of its Ordinary Shares.

        The Shareholders Agreement terminates on the earliest to occur of (i) the fifth anniversary of the Closing, (ii) the termination of the Purchase Agreement, for any reason, and (iii) the first date on which either party holds less than 1,100,000 Ordinary Shares (subject to adjustments).

        Immediately following the Closing, the Ordinary Shares held by the Investors (excluding the Warrant Shares) will represent 20% of the Company’s outstanding Ordinary Shares, and, based on the number of Ordinary Shares held by Ronex as of August 31, 2009, if all 1,550,000 Ordinary Shares are tendered in the Tender Offer and the Founders Purchase Agreements are consummated, the Ordinary Shares held by Ronex will represent approximately 20.25% of the outstanding Ordinary Shares immediately following the Closing.

Voting Undertakings

        The Founders and Ronex, who together own 5,040,331 outstanding Ordinary Shares (representing approximately 24.7% of the outstanding Ordinary Shares on the record date), have agreed, in their capacity as shareholders, to vote all of the Ordinary Shares owned or subsequently acquired by them in favor of the Private Placement, the Share Purchase Agreement, the related agreements and transactions contemplated thereby (the “Voting Undertakings”). The Voting Undertaking of Ronex is included in the Shareholders Agreement, and the Voting Undertakings of the Founders are included in the respective Founders Purchase Agreements.

        In support of the Voting Undertakings, each of the Founders and Ronex also delivered to the Investors an irrevocable proxy in respect of the Ordinary Shares held by such shareholder.

Approval by the Audit Committee and the Board of Directors

Audit Committee

        The Audit Committee, at a meeting described above held on September 2, 2009, acting with the advice and assistance of the Company’s legal and financial advisors and the unanimous recommendation of the Transaction Committee, evaluated the terms of the Private Placement, including the other terms and conditions of the Share Purchase Agreement and the transactions contemplated thereby. The Audit Committee unanimously approved the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby, determined that the Private Placement is in the best interests of the Company and its shareholders and recommended that the Board of Directors (i) approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby and (ii) resolve to recommend that the shareholders of the Company approve the Private Placement, the Share Purchase Agreement, and the transactions contemplated thereby.

        In the course of reaching its decision to approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby, the Audit Committee consulted with the Company’s management and financial and legal advisors, reviewed a substantial amount of information and considered a number of factors, including, among others, the following:

    —       the vast experience, proven management capabilities of the Investors, the compatibility of the Investors’background with the Israel-based IT software and service industry in which the Company operates and their plans to improve the Company’s business in various areas;

    —       the long-term commitment of the Investors evidenced by, among others, the fact that the Investors are investing significant personal funds in the Ordinary Shares, have committed to provide management services to the Company as described above, have agreed to the lock-up provisions described above and have agreed to the non-competition restrictions set forth in the Management Agreement, which last for a period of 12 months following termination of such agreement;

    —       the directors’ familiarity with the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current management and industry and market conditions;

    —       consideration of other strategic alternatives, including indications of interest received from potential acquirers, and the difficulty in selling the Company at a price that reflects its fair value given the prevailing depressed stock market prices and tight credit market conditions;

    —       the fact that, as opposed to the case in a complete sale of the Company, the Company’s shareholders will have the opportunity to participate in any future earnings or growth of the Company and to benefit from any appreciation in value of the Company, while also having the opportunity to realize value on their investment in the Company and to cash out part or all of their equity interest in the Company via the Tender Offer, if they so choose;

    —       the market prices of the Company’s shares before it announced the receipt of proposals and the fact that the consideration payable in the Private Placement represents a meaningful premium to those prices (the closing price of the Ordinary Shares on the NASDAQ Global Select Market on February 13, 2009, the last trading day before the Company’s first such announcement, was $6.04 per share);

    —       the financial and other terms and conditions of the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby and the fact that they were the product of arm’s-length negotiations between the parties;

    —       with respect to the price of $12.00 per share being paid to the Founders, the Founders’ agreement to terminate their existing shareholders agreement with Ronex and their 27-year relationships with the Company, and their multi-year covenants not to compete with the Company or solicit employees of the Company;

    —        the fact that, pursuant to Section 328 of the Companies Law, the Investors and Ronex will not be permitted to acquire Ordinary Shares that causes their aggregate holdings in the Company to exceed 45% without effecting a “special tender offer” (which legally may not be consummated if less than 5% of the outstanding Ordinary Shares are tendered or if the number of Ordinary Shares of shareholders that object to the tender offer exceed the number of Ordinary Shares tendered) or a shareholder-approved private placement, thus preventing their acquisition of an absolute majority of the outstanding Ordinary Shares without the consent of the Company’s public shareholders;

    —        certain terms of the Share Purchase Agreement and the transactions contemplated thereby, including:

š	the limited number of, and limited nature of, the conditions to the Investors' obligation to consummate the Tender Offer and the Private Placement;

š	the fact that all closing documents and funds will be placed in escrow before the commencement of the Tender Offer;

š	the fact that the Company is not required to pay a break-up fee if its shareholders do not approve the Private Placement; and

š	the various limitations described above on the ability of the Investors to collect damages from the Company based on a claim of breach of representations and warranties;

    —        the financial analysis prepared by Oppenheimer and the resulting opinion of Oppenheimer as to the fairness, from a financial point of view, of the consideration to be paid to the Company in the Private Placement;

    —        the proceeds from the Private Placement will strengthen the Company’s balance sheet and help enable the Company to pursue its strategic goals; and

    —        the fact that the Private Placement is required to be submitted to the Company’s shareholders for approval by a special majority, which allows for an informed vote by the Company’s public shareholders on the merits of the transaction.

        The Audit Committee also considered, among others, the following factors, including a variety of risks and other potentially negative factors concerning the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby:

    —        although the Investors have a proven track record, there is no assurance that they will succeed in replicating their past performance with the Company;

    —        the price of the Private Placement and the Tender Offer of $9.10 per share is below recent market prices, and the value of the Warrants lowers the effective price per share of the Private Placement;

    —        pursuing a sale of the Company may have resulted in enabling all shareholders to cash out all of their interests in the Company, as opposed to the uncertain future value that may or may not result from the leadership of the Investors;

    —        the Share Purchase Agreement prohibits the Board from negotiating alternative transactions;

    —        while the existence of the Shareholders Agreement will enable the Investors and Ronex to exercise substantial influence over the affairs of the Company and thereby provide stability that will enable management to focus on executing the development of the Company’s business in accordance with its strategic vision, such stability may also have the effect of discouraging an acquisition of the Company that some shareholders may view favorably;

    —        the issuance of the Ordinary Shares in the Private Placement, including the Warrant Shares, will have a dilutive effect on existing shareholders, which may adversely affect the market price of the Ordinary Shares;

    —        the risks and contingencies related to the announcement and pendency of the transaction, including the potential impact of the announcement of the transaction on the Company’s employees, customers and relationships with third parties;

    —        although not preventing the Company from continuing to conduct its business in the ordinary course, the Company is subject to specific restrictions and limitations with respect to the conduct of its business prior to the Closing; and

    —        the possibility that the transaction will not be approved by the necessary governmental authorities.

        We do not intend for the foregoing discussion of the information and factors considered by the Audit Committee to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by the Audit Committee in its consideration of the Private Placement and the other transactions contemplated by the Share Purchase Agreement. After considering these factors, the Audit Committee concluded that the positive factors relating to the Private Placement and the other transactions contemplated by the Share Purchase Agreement outweighed the potential negative factors. In view of the wide variety of factors considered by the Audit Committee, and the complexity of these matters, the Audit Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Audit Committee may have assigned different weights to various factors. The Audit Committee approved and recommended the Private Placement and the other transactions contemplated by the Share Purchase Agreement based upon the totality of the information presented to and considered by it.

Board of Directors

        The Board of Directors, acting upon the unanimous recommendation of the Audit Committee, at a meeting described above held on September 2, 2009, unanimously (i) determined that the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and its shareholders, (ii) approved the execution, delivery and performance of the Share Purchase Agreement and the consummation of the Private Placement and the other transactions contemplated by the Share Purchase Agreement, (iii) approved the execution, delivery and performance of the Warrants, Management Agreement, Registration Rights Agreement, Separation Agreement, Escrow Agreement and indemnification agreements with new directors, and the respective transactions contemplated thereby, (iv) directed management to call a meeting of shareholders and to take such other actions as are necessary to complete the Private Placement and the other transactions contemplated by the Share Purchase Agreement and (v) resolved to recommend that the shareholders approve the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby.

        In reaching these determinations, the Board of Directors considered (i) a variety of business, financial and market factors, (ii) each of the factors considered by the Audit Committee in its recommendation, as described above, and (iii) the recommendations of the Transaction Committee and the Audit Committee.

        The foregoing discussion summarizes the material factors considered by the Board of Directors in its consideration of the Private Placement and the other transactions contemplated by the Share Purchase Agreement. In view of the wide variety of factors considered by the Board of Directors, and the complexity of these matters, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board of Directors may have assigned different weights to various factors. The Board of Directors approved and recommends the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby, based upon the totality of the information presented to and considered by it.

Personal Interests of Directors and Senior Employees

        In considering the Board of Directors’ recommendation, you should be aware that four of our directors and seven of our senior employees have interests in the transaction that are different from, or in addition to, your interests as shareholders. The Transaction Committee, the Audit Committee and the Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching their decision to approve the Private Placement, the Share Purchase Agreement the transactions contemplated thereby.

        Messrs. Beck and Davidi are officers of FIMI, the shareholder of Ronex, and therefore have a personal interest in the transactions by virtue of the Shareholders Agreement and the Founders Purchase Agreements. Messrs. Cooper and Shaked are the Founders and therefore have personal interests in the transactions by virtue of the Founders Purchase Agreements. Such agreements are described above under “Related Agreements to which the Company is Not a Party”. In addition, Mr. Shaked has an additional personal interest in the transactions by virtue of the Separation Agreement described above under “Separation Agreement”. Accordingly, Messrs. Beck, Cooper, Davidi and Shaked did not participate in the Board of Directors discussions or voted on the Private Placement and the other transactions contemplated by the Share Purchase Agreement. None of such directors is a member of the Transaction Committee or the Audit Committee. As a result of their deemed personal interests in the Private Placement, each of the Founders, Mr. Davidi and Mr. Beck was not permitted to, and did not, participate in the discussion or vote by the Board of Directors with respect to the Private Placement. Also, because of one or more of the interests described above, the Private Placement and the other transactions contemplated by the Share Purchase Agreement were brought before the Audit Committee for approval.

        In addition, though they are currently covered by the Company’s directors’ and officers’ insurance policy that is currently in effect, all of the members of the Board of Directors may be deemed to have a personal interest in the purchase of the “tail” insurance policy that the Company intends to purchase effective as of the Closing. As required by the Companies Law, this matter was approved by the Audit Committee and the Board of Directors and is subject to the approval of the Company’s shareholders at the Meeting.

        Effective upon Closing, one senior employee of the Company will be entitled to immediate acceleration of his options to purchase 75,000 Ordinary Shares. In addition, six employees will be entitled, if their employment with the Company is terminated within two years following the Closing, to full acceleration of their options or restricted share units with respect to an aggregate of 114,334 Ordinary Shares and to six months’ paid termination notice.

Opinion of Financial Advisor

        On March 23, 2009, the Board of Directors engaged Oppenheimer to act as its financial advisor. Oppenheimer was selected due to its reputation and experience, particularly its focus on middle market companies, such as the Company, its knowledge of the Company’s industry and its experience in the Israeli market. Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

        At a meeting of the Board of Directors on September 2, 2009, Oppenheimer presented its fairness analysis of the terms of the Private Placement and rendered to the Board of Directors an oral opinion that the consideration to be paid to the Company in the Private Placement is fair from a financial point of view to the Company and advised the Board of Directors that it was in a position to deliver a written opinion, assuming no material change adverse to the Company in the terms of the Private Placement. Subsequent to the delivery of Oppenheimer’s oral opinion, the Board of Directors approved the Private Placement, the Share Purchase Agreement and the transactions contemplated thereby, subject to a change in the warrant terms from those included in the draft Share Purchase Agreement and form of Warrants provided to Oppenheimer and used in its analysis. The change was a modification of the exercise price of each of the first and second tranches of warrants to purchase 312,500 shares each, to an exercise price of $9.75 rather than $9.10 and $10.10, respectively. Following the approval of the Board of Directors, Oppenheimer delivered a written opinion, dated September 3, 2009, to the Board of Directors, confirming by its delivery that it had reviewed such modification to the Warrant terms and had concluded that such change did not affect its conclusion that, based on and subject to the various considerations set forth in its opinion, including the various assumptions and limitations set forth therein, the consideration to be paid to the Company in the Private Placement is fair from a financial point of view to the Company.

        The full text of Oppenheimer’s written opinion to the Board of Directors is attached as Appendix G to this Proxy Statement. Such opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Oppenheimer in rendering such opinion. You are encouraged to read this opinion carefully and in its entirety in connection with this Proxy Statement. The following is a summary of Oppenheimer’s opinion, which is qualified in its entirety by reference to the full text of the opinion. Oppenheimer’s opinion was provided to the Board of Directors in connection with its evaluation of the consideration to be received by the Company from a financial point of view and does not address any other aspect of the transaction. Oppenheimer’s opinion does not address the underlying business decision of the Company to effect the Private Placement or any related transaction, the relative merits of the Private Placement or any related transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matter relating to the Private Placement, the Share Purchase Agreement or any transaction contemplated thereby.

        In arriving at its opinion, Oppenheimer made its determinations on the basis of various financial and comparative analyses as are summarized below. The preparation of a financial advisory opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Oppenheimer did not rely on any one particular analysis or factor, but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Private Placement. Therefore, Oppenheimer’s opinion is not susceptible to partial analysis or summary description and, consequently, Oppenheimer believes that its analyses and the summary below must be considered as a whole. Oppenheimer further believes that selecting portions of its analyses and the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board of Directors.

        The discussion below is merely a summary of the analyses and examinations that Oppenheimer considered to be material to its opinion and is not a comprehensive description of all analyses and examinations actually conducted by Oppenheimer. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that that analysis was given greater weight than any other analysis. Shareholders are urged to read the Oppenheimer opinion carefully and in its entirety for a more complete description of the procedures followed, the factors considered and the assumptions made in arriving at its opinion.

        The analyses described below should not be viewed as determinative of the opinion of the Board of Directors or management with respect to the value of the consideration to be paid to the Company or whether the Board of Directors would have been willing to agree to a different consideration. The Board of Directors did not limit the investigations made or procedures followed by Oppenheimer in rendering its fairness opinion.

        In arriving at its opinion, Oppenheimer, among other things:

—	reviewed a draft of the Share Purchase Agreement, dated August 31, 2009, and certain related documents (and assumed that there were no material changes to the final draft of the Share Purchase Agreement);

—	held discussions with certain members of the Company’s management concerning the business and prospects of the Company;

—	reviewed historical market prices of the Ordinary Shares;

—	reviewed and analyzed certain publicly available information for private investment in public equity, or PIPE, transactions completed over the last five years that it deemed relevant in evaluating the Private Placement;

—	reviewed certain publicly available information and other data with respect to the Company that it believed to be relevant to its analysis, including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and the Company’s reports on Form 6-K through August 25, 2009;

—	participated in discussions among representatives of the Company and the Investors and their respective legal advisors; and

—	performed such other analyses, examinations and procedures, reviewed such other information, and considered such other factors as it has deemed, in its sole judgment, to be necessary, appropriate or relevant to render the opinion that it delivered.

        Oppenheimer took into account its assessment of general economic, market and financial conditions and its experience in similar transactions. Oppenheimer’s opinion was based upon economic, market, financial and other conditions as they existed and could be evaluated on the date of the opinion, and Oppenheimer assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date thereof. For the purposes of its opinion, Oppenheimer was not requested to make, and did not provide, obtain or review any valuation analysis of the Company of the kind that might be made had the Company entered into the sale of all or substantially all of its assets or securities.

        For the purposes of its opinion, Oppenheimer was not requested to conduct and did not assume any responsibility for conducting, any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities (contingent or otherwise), nor was it furnished with any such evaluations or appraisals. Oppenheimer assumed and relied upon the accuracy and completeness of the financial and other information supplied to or otherwise used by it in arriving at its opinion and did not attempt independently to verify, or undertake any obligation to verify, such information. It further assumed that there had been no material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements made available. Oppenheimer further relied upon the assurances of the management of the Company that it was not aware of any facts that would make such information inaccurate or misleading.

        Oppenheimer also assumed that, in the course of obtaining necessary governmental, regulatory and other consents and approvals (contractual or otherwise) for the consummation of the Private Placement, no modification, delay, limitation, restriction or condition would be imposed that will have an adverse effect on the Company or the contemplated benefits of the Private Placement and that the Private Placement would be consummated in accordance with the terms of the draft Share Purchase Agreement, dated September 1, 2009, and certain related documents, without waiver, modification or amendment of any term, condition or agreement therein that was material to its analysis.

        Oppenheimer expressed no opinion as to any legal, tax or accounting matters involving the Company, as to which Oppenheimer understood that the Company conducted such investigations, and had obtained such advice from qualified professionals, as it had deemed necessary.

        Oppenheimer’s opinion did not constitute a recommendation to the Board of Directors of the Private Placement over any alternative transactions which might be available to the Company and did not address the underlying business decision of the Board of Directors to proceed with or effect the Private Placement.

Summary of Analyses Performed

        The following is a brief summary of the material financial analyses performed by Oppenheimer in connection with providing its opinion to the Board of Directors. The precedent transaction analysis is used to compare premiums and discounts paid to companies having similar characteristics to the Company in recent publicly announced private placement transactions.

        In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. No transaction used in Oppenheimer’s analyses as a comparison is identical to the Private Placement. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial characteristics and other factors that could affect the transaction being analyzed. The analyses were prepared solely as part of Oppenheimer’s analysis of the fairness from a financial point of view to the Company of the consideration to be paid to the Company in the Private Placement and were provided to the Board of Directors in connection with the delivery of Oppenheimer’s opinion.

        In reviewing the Private Placement, Oppenheimer reviewed and compared the financial terms of 2,168 private placement transactions of ordinary and registered direct securities completed over the past five years. Oppenheimer further subdivided these transactions based on the size of each company, defining “large companies” as those with a market capitalization greater than $250 million and “small companies” as those with a market capitalization less than or equal to $250 million, as well as whether each transaction constituted a “20% or more” transaction (meaning a transaction in which the gross proceeds to the issuer exceeded 20% of its market capitalization on a pre-issuance basis), or a “less than or equal to 20%” transaction.

        As part of its analysis, Oppenheimer calculated and analyzed an implied share value for the Company based upon each select group of transactions, taking into account purchase price premium / (discount), adjusted premium to market, warrant coverage and estimated warrant value related to the gross proceeds raised in each transaction. All of these calculations were performed, and based on publicly available financial data and closing prices, as of August 31, 2009, two trading days prior to the delivery of Oppenheimer’s oral fairness opinion. Oppenheimer considered few, if any, of the precedent transactions to be directly comparable to the Private Placement’s financial terms. However, noting that the consideration to be paid to the Company in the Private Placement would constitute less than 20% of the Company’s market capitalization on August 31, 2009, Oppenheimer viewed the small company “less than or equal to 20%” subgroup of transactions as the most similar subgroup to the Private Placement.

        Oppenheimer noted for the consideration of the Board of Directors, as part of its analysis in connection with the delivery of its opinion, that the per share purchase price to be paid to the Company in the Private Placement, adjusted for the Warrants, using the Black-Scholes option pricing model, represented: (i) a (27.2%) discount to the Ordinary Shares’ closing price on August 31, 2009, assuming the maximum number of Ordinary Shares tendered in the tender offer; (ii) a (15.2%) discount to the Ordinary Shares’ closing price on August 31, 2009, assuming the tender of no Ordinary Shares in the tender offer; (iii) a (19.7%) discount to the Ordinary Shares’ previous 90-trading-day average closing price as of August 31, 2009, assuming the maximum number of Ordinary Shares tendered in the tender offer; (iv) a (6.4%) discount to the Ordinary Shares’ previous 90-day average closing price as of August 31, 2009, assuming the tender of no Ordinary Shares in the tender offer. Oppenheimer noted as part of its analysis that the aforementioned discounts implied by the per share consideration to be paid to the Company in the Private Placement are within, or more favorable to, the discounts ranging from the 25th to the 75th percentile of certain precedent private placement transactions for certain “small companies” in which the gross proceeds to the issuer were less than 20% of its market capitalization, which represents a range of (39.5%) to (8.6%).

Terms of Engagement, Relationships and Other Information

        Oppenheimer’s opinion and the financial analyses described above were among the many factors considered by the Board of Directors in its evaluation of the Private Placement and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Private Placement or the consideration to be received by the Company.

        The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer. Oppenheimer was engaged to render the financial opinion and received a fee upon delivery of its opinion. It will also receive a financial advisory fee upon the consummation of the Private Placement. In the ordinary course of business, Oppenheimer may in the future, in connection with its market making activities, trade the securities of the Company for its own and its affiliates’ own accounts and for the accounts of its customers and, accordingly, may at any time hold a short or long position in such securities. The Company agreed to reimburse Oppenheimer for its reasonable out-of pocket expenses, including reasonable fees and expenses of Oppenheimer’s legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Shareholder Approval

        We are seeking shareholder approval for the Private Placement and the other transactions contemplated by the Share Purchase Agreement for the following reasons:

Acquisition of a 25% “Control Block”

        Section 328 of the Companies Law provides, among other things, that an acquisition of voting shares of a public company that would result in any person holding 25% or more of the outstanding voting power must be made by means of a “special tender offer” unless (i) there is another shareholder holding 25% or more of the voting power, (ii) the acquisition is from a holder of 25% or more of the voting power or (iii) the acquisition is made in a private placement that received shareholder approval as a private placement intended to grant the acquirer 25% or more of the voting power, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Companies Law. The same provisions would apply if the Investors and Ronex were to acquire Ordinary Shares resulting in their holding 45% or more of the outstanding Ordinary Shares. Immediately following the Closing, the Ordinary Shares held by the Investors (excluding the Warrant Shares) will represent 20% of the Company’s outstanding Ordinary Shares, and, based on the number of Ordinary Shares held by Ronex as of August 31, 2009, if all 1,550,000 Ordinary Shares are tendered in the Tender Offer and the Founders Purchase Agreements are consummated, the Ordinary Shares held by Ronex will represent approximately 20.25% of the outstanding Ordinary Shares immediately following the Closing. Accordingly, by virtue of the Shareholders Agreement between the Investors and Ronex, they would together hold more than 25%, and less than 45%, of the Company’s outstanding Ordinary Shares.

        At the Meeting, the shareholders will be asked, for purposes of said Section 328, to approve the issuance and sale of the Purchased Shares as a private placement intended to vest in the Investors severally and jointly holding with Ronex (and their respective permitted transferees) 25% or more of the voting power of the Company, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Companies Law. Such approval would not permit the Investors and/or Ronex to hold 45% or more of the outstanding Ordinary Shares without further compliance with said Section 328.

Extraordinary Transaction in which Controlling Shareholders have a Personal Interest

        Under Section 275 of the Companies Law, an extraordinary transaction of a public company, with a controlling shareholder, or in which a controlling shareholder has a personal interest, requires the approval of the audit committee, the board of directors and the shareholders, in that order. For this purpose, the definition of “controlling shareholder” includes any holder of 25% or more of the outstanding voting rights of the company if no other shareholder holds 25% or more of the outstanding voting rights of the company, and any two or more shareholders who each has a personal interest in the proposal will be deemed to hold their shares jointly.

        Ronex has a personal interest in this proposal by virtue of the Shareholders Agreement and the Founders Purchase Agreements. Messrs. Cooper and Shaked are the Founders and therefore have personal interests in the transactions by virtue of the Founders Purchase Agreements. Such agreements are described above under the heading “Related Agreements to which the Company is Not a Party”. In addition, Mr. Shaked has an additional personal interest in the transactions by virtue of the Separation Agreement described above under “Separation Agreement”. The Investors have personal interests in the proposal by virtue of the Share Purchase Agreement and all of the other related agreements described above, including, with respect to the four Investors who are expected to serve as directors of the Company, the indemnification agreements. As detailed above in this Proxy Statement, Ronex, the Founders and the Investors hold in the aggregate 5,663,174 Ordinary Shares, or approximately 27.75% of outstanding Ordinary Shares, and are therefore deemed to be “controlling shareholders” of the Company for purposes of Section 275 of the Companies Law.

Compensation of Directors

        Under Section 273 of the Companies Law, the compensation of directors, including insurance and indemnification, for services to the company in any capacity requires the approval of the audit committee, the board of directors and the shareholders, in that order. Accordingly, the resolutions under this Proposal No. 4 regarding director fees, the Indemnification Agreements, the “tail” insurance policy and the Separation Agreement require the approval of the Company’s shareholders at the Meeting.

Amendments to Memorandum and Articles of Association

        Under Sections 20 and 24 of the Companies Law, the amendment of a company’s memorandum or articles of association requires shareholder approval. Accordingly, the resolutions under this Proposal No. 4 regarding the amendments of the Company’s Amended and Restated Memorandum of Association and Amended and Restated Articles of Association require the approval of the Company’s shareholders at the Meeting.

Required Vote

        The approval of a private placement for purposes of Section 328 of the Companies Law requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter.  The same threshold applies to the compensation of directors and to amendments of the Company’s Amended and Restated Memorandum of Association and Amended and Restated Articles of Association. However, under Section 275 of the Companies Law, for the reason described above, this proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either (i) such majority includes at least one-third of the votes of shareholders voting on the matter (not including abstentions) who do not have a personal interest in the proposal or (ii) the total number of votes against the proposal of shareholders voting on the matter who do not have a personal interest in the proposal does not exceed one percent of the outstanding voting power in the Company.  Accordingly, this proposal will be deemed to have been approved by the Company’s shareholders only if the threshold under Section 275 is satisfied.

Personal Interests of Shareholders

        The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. A “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or voting power or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. To avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest in this proposal, please contact the Company’s proxy solicitor, MacKenzie Partners, at 1-800-322-2885 or 1-212-929-5500 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s proxy solicitor on your behalf.

Proposed Resolutions

        At the Meeting, the shareholders will be asked to approve the following resolutions, each contingent upon the other:

        “RESOLVED, that the Share Purchase Agreement among the Company, the Investors and the Investors representatives, dated September 3, 2009, and the transactions contemplated by the Share Purchase Agreement, including the Private Placement, the Warrants, the Management Agreement, the Registration Rights Agreement and the Escrow Agreement, be, and hereby are, approved. The issuance and sale of the Ordinary Shares to the Investors in the Private Placement are intended to vest in the Investors severally and jointly holding with Ronex Holdings L.P. (and their respective permitted transferees) 25% or more of the total voting power of the Company, thereby becoming a holder of a “control block” pursuant to, and within the meaning of, the Companies Law.

        RESOLVED, to replace, effective immediately, Article 32 of the Company’s Amended and Restated Articles of Association with the following:

“Until otherwise determined by resolution of the Company’s shareholders, the Board of Directors shall consist of not less than three (3) nor more than eleven (11) Directors, including two (2) Independent Directors.”

        RESOLVED, to add the following sentence, effective immediately, to the end of Article 33 of the Company’s Amended and Restated Articles of Association:

“Notwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.”

        RESOLVED, to elect, effective as of the Closing, Boaz Dotan, Eli Gelman, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci and Avinoam Naor as directors of the Company until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected.

        RESOLVED, to approve the payment of compensation to directors of the Company who may serve from time to time, whether or not they may be deemed to be controlling shareholders, in the amount of up to $50,000 per year, subject to the approval of the Audit Committee and the Board of Directors with respect to each applicable director.

        RESOLVED, to replace, effective as of the Closing, Article 4 of the Company’s Amended and Restated Articles of Association and Article 5 of the Company’s Memorandum of Association in their entirety with the following Article:

“The Company’s authorized share capital shall be NIS 50,000,000 divided into 50,000,000 ordinary shares of the Company, nominal value NIS 1.00 each.”

        RESOLVED, to approve the Separation Agreement, dated September 3, 2009, among, the Company, B.G.A.G.S. Shaked Ltd. and Mr. Barry Shaked.

        RESOLVED, to approve the purchase of a “tail” policy with respect to the Company’s directors’ and officers’ insurance policy, effective as of the Closing, for a period of seven years.

        RESOLVED, to approve the execution of indemnification agreements with the Company’s directors who shall be elected as of the Closing or who may serve time to time in the future, whether or not they may be deemed to be controlling shareholders.”

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolutions.

PROPOSAL 5 – CONSIDERATION OF FINANCIAL STATEMENTS

        A copy of our audited consolidated financial statements for the fiscal year ended December 31, 2008 are included in our Annual Report on Form 20-F, which we filed with the SEC. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Ishay Davidi Chairman of the Board

Dated: September 17, 2009